BROOKFIELD INFRASTRUCTURE PARTNERS L.P.	Exhibit 99.1

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

Brookfield Infrastructure Partners L.P. (the “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport, and energy businesses in North and South America, Australasia and Europe.

Brookfield Asset Management Inc. (“Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as its Manager to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	September 30, 2013	December 31, 2012
Assets
Cash and cash equivalents	7	$280	$263
Accounts receivable and other	7	352	372
Financial assets	7	397	3
Inventory		23	108
Assets classified as held for sale	5	402	—

Current assets		1,454	746

Property, plant and equipment	8	7,020	7,970
Intangible assets	9	4,156	4,497
Standing timber	10	—	2,997
Investments in associates	11	2,275	2,179
Investment properties		157	213
Goodwill		48	636
Financial assets (non-current)	7	140	113
Other assets (non-current)		93	225
Deferred income tax assets		122	142

Total assets		$15,465	$19,718

Liabilities and partnership capital
Liabilities
Accounts payable and other	7	579	582
Non-recourse borrowings	7,12	94	663
Financial liabilities	7	59	46

Current liabilities		732	1,291

Corporate borrowings	7	578	946
Non-recourse borrowings (non-current)	7,12	5,632	6,330
Financial liabilities (non-current)	7	545	839
Other liabilities (non-current)		495	520
Deferred income tax liabilities		1,097	1,964
Preferred shares	7	20	20

Total liabilities		9,099	11,910

Partnership capital
Limited partners	15	3,655	3,632
General partner	15	25	27
Non-controlling interest – Redeemable Partnership units held by Brookfield	15	1,372	1,365
Non-controlling interest – in operating subsidiaries		1,314	2,784

Total partnership capital		6,366	7,808

Total liabilities and partnership capital		$15,465	$19,718

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three month period ended September 30		For the nine month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2013	2012 Restated (See Note 6 and 19)	2013	2012 Restated (See Note 6 and 19)
Revenues		$431	$374	$1,356	$1,073
Direct operating costs		(187)	(190)	(611)	(537)
General and administrative expenses		(28)	(25)	(82)	(67)
Depreciation and amortization expense	8,9	(81)	(56)	(250)	(158)

		135	103	413	311
Interest expense		(87)	(75)	(264)	(224)
Share of earnings from investments in associates	11	20	40	55	8
Mark-to-market on hedging items		(19)	(6)	12	(44)
Gain on sale of associate		—	—	18	—
Other (expenses) income		(14)	20	(55)	9

Income before income tax		35	82	179	60
Income tax recovery (expense)
Current		14	(5)	4	(11)
Deferred		19	11	13	37

Net income from continuing operations		68	88	196	86
Income (loss) from discontinued operations, net of income tax	6	(11)	7	45	25

Net income		$57	$95	$241	$111

Attributable to:
Non-controlling interest – in operating subsidiaries		$24	$27	$104	$55
Non-controlling interest – Redeemable Partnership units held by Brookfield		7	18	32	12
General partner		8	4	24	12
Limited partners		18	46	81	32

Basic and diluted earnings per unit attributable to:
Limited partners		$0.12	$0.33	$0.55	$0.23

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS)

		For the three month period ended September 30		For the nine month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2013	2012 Restated (See Note 2(b) and 19)	2013	2012 Restated (See Note 2(b) and 19)
Net income		$57	$95	$241	$111

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, plant and equipment		—	—	—	5
Other(1)		2	—	(6)	(1)
Taxes on the above items		(1)	—	1	—
Equity accounted investments	11	2	(20)	2	(12)

		3	(20)	(3)	(8)

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		157	94	(264)	115
Cash flow hedges	7	13	(17)	(24)	(34)
Net investment hedges	7	(75)	(6)	(52)	(7)
Available-for-sale securities		2	(1)	2	4
Taxes on the above items		—	5	10	11
Equity accounted investments	11	1	—	23	3

		98	75	(305)	92

Total other comprehensive income (loss)		101	55	(308)	84

Comprehensive income (loss)		$158	$150	$(67)	$195

Attributable to:
Non-controlling interest – in operating subsidiaries	6	$65	$32	$58	$69
Non-controlling interest – Redeemable Partnership units held by Brookfield	6	24	32	(41)	32
General partner	6	8	4	22	12
Limited partners	6	61	82	(106)	82

(1)	Other reserves relate to unrealized actuarial losses.

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership units held by Brookfield
THREE MONTH PERIOD ENDED SEPTEMBER 30, 2013 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Retained (deficit) earnings	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General Partner Capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	Retained (deficit) earnings	Ownership changes	Accumulated other comprehensive income(1)	Non- Controlling Interest - Redeemable Partnership units held by Brookfield	Non- controlling interest - in operating subsidiaries	Total partnership capital
Balance as at June 30, 2013	$ 3,195	$ (15)	$ 77	$ 399	$ 3,656	$ 19	$ 3	$ 3	$ 25	$ 1,178	$ (16)	$ 30	$ 182	$ 1,374	$ 2,327	$ 7,382

Net income	—	18	—	—	18	—	8	—	8	—	7	—	—	7	24	57
Other comprehensive income	—	—	—	43	43	—	—	—	—	—	—	—	17	17	41	101

Comprehensive income	—	18	—	43	61	—	8	—	8	—	7	—	17	24	65	158
Unit issuance	2	—	—	—	2	—	—	—	—	—	—	—	—	—	—	2
Partnership distributions	—	(64)	—	—	(64)	—	(8)	—	(8)	—	(26)	—	—	(26)	—	(98)
Disposition of interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,054)	(1,054)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(24)	(24)

Balance as at September 30, 2013	$ 3,197	$ (61)	$ 77	$ 442	$ 3,655	$ 19	$ 3	$ 3	$ 25	$ 1,178	$ (35)	$ 30	$ 199	$ 1,372	$ 1,314	$ 6,366

(1)	Refer to note 17 for an analysis of accumulated other comprehensive income by item.

	Limited Partners				General Partner				Non-Controlling Interest - Redeemable Partnership units held by Brookfield
THREE MONTH PERIOD ENDED SEPTEMBER 30, 2012 US$ MILLIONS, UNAUDITED Restated (See Note 19)	Limited partners’ capital	Retained earnings	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	Retained earnings	Accumulated other comprehensive income(1)	Non- Controlling Interest - Redeemable Partnership units held by Brookfield	Non- controlling interest - in operating subsidiaries	Total partnership capital

Balance as at June 30, 2012	$2,599	$77	$275	$2,951	$19	$3	$2	$24	$942	$22	$131	$1,095	$1,994	$6,064

Net income	—	46	—	46	—	4	—	4	—	18	—	18	27	95
Other comprehensive income	—	—	36	36	—	—	—	—	—	—	14	14	5	55

Comprehensive income	—	46	36	82	—	4	—	4	—	18	14	32	32	150
Unit issuance	355	—	—	355	—	—	—	—	142	—	—	142	—	499
Partnership distributions	—	(54)	—	(54)	—	(4)	—	(4)	—	(21)	—	(21)	—	(225)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(17)	(17)

Balance as at September 30, 2012	$2,954	$69	$311	$3,334	$19	$3	$2	$24	$1,084	$19	$145	$1,248	$2,009	$6,615

(1)	Refer to note 17 for an analysis of accumulated other comprehensive income by item.

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership units held by Brookfield
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2013 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Retained (deficit) earnings	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	Retained (deficit) earnings	Ownership changes	Accumulated other comprehensive income(1)	Non- Controlling Interest - Redeemable Partnership units held by Brookfield	Non- controlling interest – in operating subsidiaries	Total partnership capital
Balance as at January 1, 2013	$ 2,955	$48	$ —	$ 629	$ 3,632	$ 19	$ 3	$ 5	$ 27	$ 1,084	$ 9	$ —	$ 272	$ 1,365	$ 2,784	$ 7,808

Net income	—	81	—	—	81	—	24	—	24	—	32	—	—	32	104	241
Other comprehensive loss	—	—	—	(187)	(187)	—	—	(2)	(2)	—	—	—	(73)	(73)	(46)	(308)

Comprehensive income (loss)	—	81	—	(187)	(106)	—	24	(2)	22	—	32	—	(73)	(41)	58	(67)
Unit issuance	242	—	—	—	242	—	—	—	—	94	—	—	—	94	—	336
Partnership distributions	—	(190)	—	—	(190)	—	(24)	—	(24)	—	(76)	—	—	(76)	—	(290)
Disposition of interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,437)	(1,437)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(94)	(94)
Ownership changes (note 4)	—	—	77	—	77	—	—	—	—	—	—	30	—	30	3	110

Balance as at September 30, 2013	$ 3,197	$ (61)	$ 77	$ 442	$ 3,655	$ 19	$ 3	$ 3	$ 25	$ 1,178	$ (35)	$ 30	$ 199	$ 1,372	$ 1,314	$ 6,366

(1)	Refer to note 17 for an analysis of accumulated other comprehensive income by item.

	Limited Partners				General Partner				Non-Controlling Interest - Redeemable Partnership units held by Brookfield
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012 US$ MILLIONS, UNAUDITED Restated (See Note 19)	Limited partners’ capital	Retained earnings	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	Retained earnings	Accumulated other comprehensive income(1)	Non- Controlling Interest - Redeemable Partnership units held by Brookfield	Non- controlling interest – in operating subsidiaries	Total partnership capital
Balance as at January 1, 2012	$ 2,597	$ 191	$ 261	$ 3,049	$ 19	$ 3	$ 2	$ 24	$ 942	$ 66	$ 125	$ 1,133	$ 1,683	$ 5,889

Net income	—	32	—	32	—	12	—	12	—	12	—	12	55	111
Other comprehensive income	—	—	50	50	—	—	—	—	—	—	20	20	14	84

Comprehensive income	—	32	50	82	—	12	—	12	—	12	20	32	69	195
Unit issuance	357	—	—	357	—	—	—	—	142	—	—	142	—	499
Partnership distributions	—	(154)	—	(154)	—	(12)	—	(12)	—	(59)	—	(59)	—	(225)
Acquisition of interests	—	—	—	—	—	—	—	—	—	—	—	—	318	318
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(61)	(61)

Balance as at September 30, 2012	$ 2,954	$ 69	$ 311	$ 3,334	$ 19	$ 3	$ 2	$ 24	$ 1,084	$ 19	$ 145	$ 1,248	$ 2,009	$ 6,615

(1)	Refer to note 17 for an analysis of accumulated other comprehensive income by item.

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

US$ MILLIONS, UNAUDITED		For the three month period ended September 30		For the nine month period ended September 30
Operating Activities	Notes	2013	2012 Restated (See Note 7)	2013	2012 Restated (See Note 7)
Net income		$57	$95	$241	$111
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	11	2	(35)	(16)	19
Fair value adjustments		4	1	10	16
Depreciation and amortization expense		81	56	250	158
Mark-to-market on hedging items		19	6	(12)	44
Gain on sale of associate		—	—	(18)	—
Provisions and other items		(14)	8	49	62
Deferred tax recovery		(19)	(10)	—	(37)
Change in non-cash working capital, net		31	31	27	21

Cash from operating activities		$161	$152	$531	$394

Investing Activities
Dispositions (acquisitions) of subsidiaries, net of cash	6	445	—	609	(25)
Additions of investment in associates, net of disposals	11	(495)	(24)	(472)	(235)
Long-lived assets, net of disposals	8,9	(97)	(168)	(313)	(510)
Investment in financial assets, net		(341)	31	(371)	(49)
Net settlement of foreign exchange hedging items		(2)	4	2	15

Cash used by investing activities		$(490)	$(157)	$(545)	$(804)

Financing Activities
Distributions to general partner	16	(8)	(4)	(24)	(12)
Distributions to other unitholders	16	(90)	(75)	(266)	(213)
Corporate borrowings (repayments)		193	(285)	(353)	92
Subsidiary borrowings	12	82	115	450	337
Partnership units issued, net of issuance costs	15	2	497	336	499
Subsidiary distributions to non-controlling interest		(24)	(17)	(94)	(61)

Cash from financing activities		$155	$231	$49	$642

Cash and cash equivalents
Change during the period		(174)	226	35	232
Impact of foreign exchange on cash		3	(1)	(18)	(1)
Balance, beginning of period		451	159	263	153

Balance, end of period		$280	$384	$280	$384

The accompanying notes are an integral part of these financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “partnership”) owns and operates utility, transport, and energy businesses in North and South America, Australasia and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership is a subsidiary of Brookfield. The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols ‘‘BIP’’ and ‘‘BIP.UN’’, respectively. The registered office is 73 Front Street, Hamilton, HM12, Bermuda.

2.	SUMMARY OF ACCOUNTING POLICIES

a)	Statement of Compliance

These interim condensed and consolidated financial statements of the partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2012, except for the adoption of new Standards and amendments effective January 1, 2013 described in Note 2 b). The accounting policies the partnership applied in its annual consolidated financial statements as of and for the year ended December 31, 2012 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.

These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of the partnership on November 14, 2013.

b)	Recently Adopted Accounting Standards and Amendments

Brookfield Infrastructure applied, for the first time, certain Standards and amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2013. The impact of adopting these Standards on the partnership’s accounting policies and disclosures are as follows:

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation—Special Purpose Entities. IFRS 10 introduces a single control model for consolidation, irrespective of the nature of the investee. An investor that exerts power over the investee, has exposure to variable returns and has the ability to use its power to affect the amount of its returns, controls the investee and accordingly, is required to consolidate the investee.

IFRS 10 was applied retrospectively and the application of this new Standard had no impact on Brookfield Infrastructure’s accounting for and presentation of investees for the current or prior periods presented.

IFRS 11 Joint Arrangements (“IFRS 11”) and IAS 28 Investment in Associates and Joint Ventures (“IAS 28”)

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly-controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities using proportionate consolidation. Instead, entities that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. Accordingly, IAS 28 has been amended to include the application of the equity method to investments in joint ventures.

IFRS 11 was applied retrospectively and the application of this new Standard had no impact on Brookfield Infrastructure’s accounting for and presentation of investees for the current and prior periods presented.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 integrates the disclosure requirements of interests in other entities to disclose information about significant judgments and assumptions the investor has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. Entities are also required to provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period.

The disclosures set out in IFRS 12 are applicable for interim consolidated financial statements when significant events or transactions occur during the interim period which require such disclosure; these disclosures will be otherwise included in Brookfield Infrastructure’s annual consolidated financial statements for the year ended December 31, 2013.

2.	SUMMARY OF ACCOUNTING POLICIES (CONT’D)

IFRS 13 Fair Value Measurement (“IFRS 13”)

IFRS 13 establishes a single source of guidance for fair value measurements. The Standard defines fair value and establishes a framework for measuring fair value. The scope of IFRS 13 is broad; it applies to both financial instruments and non-financial items for which other IFRSs require or permit fair value measurements, except in specified circumstances. IFRS 13 was applied retrospectively and has not materially impacted the manner in which Brookfield Infrastructure measures its financial and non-financial assets and liabilities.

In general, the disclosure requirements for the fair value of financial instruments and non-financial items under IFRS 13 are more extensive than those required under previous Standards. Certain disclosures required by IFRS 13 are effective for interim consolidated financial statements by virtue of amendments to IAS 34 and have been included in Note 7; remaining disclosure requirements, mainly relating to non-financial items measured at fair value, will be included in Brookfield Infrastructure’s annual consolidated financial statements for the year ended December 31, 2013.

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1 (“IAS 1”)

Brookfield Infrastructure has adopted the amendments to IAS 1 on January 1, 2013 with retrospective application. The amendments to IAS 1 require items to be presented in other comprehensive income (“OCI”) in two separate categories: (a) items that could be reclassified to profit or loss at a future point in time (e.g., impact of translation of foreign operations and net movement on cash flow hedges) and; (b) items that will never be reclassified to profit or loss (e.g., revaluation of property, plant and equipment). Income tax on items of other comprehensive income is required to be allocated on the same basis.

Brookfield Infrastructure has amended the consolidated statement of comprehensive income (loss) for all periods presented in the interim condensed and consolidated financial statements to reflect the presentation changes required under these amendments. Since these changes constitute reclassifications within the statements of comprehensive income (loss), there is no net impact on comprehensive income (loss).

IFRS 7 Financial Instruments: Disclosures – (“IFRS 7”)

The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position or subject to master netting arrangements or similar arrangements. These new disclosure requirements will be included in Brookfield Infrastructure’s annual consolidated financial statements for the year ended December 31, 2013.

c)	Standard issued not yet adopted

IFRS 9 Financial Instruments – (“IFRS 9”)

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The IASB tentatively decided to defer the mandatory effective date of IFRS 9, leaving the mandatory effective date open pending the finalization of the impairment, classification and measurement requirements. Brookfield Infrastructure has not yet determined the impact of IFRS 9 on its consolidated financial statements.

3.	ACQUISITIONS OF BUSINESSES

a)	Acquisition of UK Regulated Distribution operation

On November 13, 2012, Brookfield Infrastructure acquired a 100% interest in Inexus Group Limited, a UK regulated distribution operation, for consideration of $468 million. As part of this transaction, Brookfield Infrastructure also injected an additional $57 million into its existing UK regulated distribution operation to settle interest rate swaps in advance of the £600 million acquisition financing executed by the combined company. Since Brookfield Infrastructure has the right to elect the majority of the Board of Directors thereby providing Brookfield Infrastructure with control, the partnership will consolidate the entity. Acquisition costs of $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results.

The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$468

Net consideration	$468

Fair value of assets and liabilities acquired as at November 13, 2012(1):

US$ MILLIONS
Cash	$5
Accounts receivable and other	14
Intangible assets	97
Deferred income tax assets	106
Property, plant and equipment	1,410
Accounts payable and other	(70)
Non-recourse borrowings	(545)
Financial liabilities	(323)
Deferred income tax liability	(253)

Net assets acquired	$441

[1].

The fair value of all acquired assets, liabilities and goodwill for this operation has been determined on a provisional basis, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

The excess of the contribution transferred by Brookfield Infrastructure over its share of the fair value of the operations’ net assets was recognized on the Statement of Financial Position as follows:

US$ MILLIONS
Consideration paid	$468
Fair value of net assets acquired	(441)

Goodwill arising on acquisition	$27

The goodwill recorded on acquisition represents the value of the anticipated growth in the number of new sales connections adding to the regulated asset base. None of the goodwill recognized is expected to be deductible for income tax purposes.

3.	ACQUISITIONS OF BUSINESSES (CONT’D)

b)	Acquisition of Chilean Toll Roads

On December 16, 2011, Brookfield Infrastructure invested $159 million for a 25% interest in Sociedad Concesionario Vespucio Norte Express S.A. (“AVN”), a Chilean toll road, through a Brookfield sponsored partnership. At that time, the investment was classified as an investment in an associate and accounted for using the equity method.

On October 1, 2012, Brookfield Infrastructure acquired an additional 26% interest in AVN for $170 million, bringing Brookfield Infrastructure’s total ownership interest to 51%. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. Acquisition costs of $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results.

Brookfield Infrastructure accounted for this transaction as a deemed disposition of its 25% interest in AVN for consideration equal to the fair market value of the equity interest with a concurrent acquisition of 51% of AVN. The deemed disposition was accounted for as follows:

US$ MILLIONS
Fair value of net assets in AVN as of date of obtaining control	$163
Less: carrying value of investment in AVN immediately before obtaining control	(171)

Loss on deemed disposition of equity interest (“remeasurement loss”)	(8)
Amounts recognized in OCI in relation to AVN	16

Fair value gains and other items arising from AVN acquisition(1)	$8

1.	Fair value gains and other items of $8 million arising from the acquisition were recognized as fair value gains and other items on the Statements of Operating Results.

The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$170
Fair value of net assets in AVN as of date of obtaining control	163

Net consideration	$333

Fair value of assets and liabilities acquired as at October 1, 2012(3):

US$ MILLIONS
Cash	$69
Accounts receivable and other(1)	53
Intangible assets	1,443
Accounts payable and other	(32)
Non-recourse borrowings	(772)
Deferred income tax liability	(108)
Non-controlling interest(2)	(320)

Net assets acquired	$333

1.

The gross contractual amount of the acquired identifiable accounts receivable and other is $38 million. The estimated contractual cash flows not expected to be collected at the acquisition date is $10 million.

2.

Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured as the proportionate share of the fair value of assets and liabilities at the acquisition date.

3.

The fair value of all acquired assets, liabilities and goodwill for this operation has been determined on a provisional basis, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equaled its share of the fair value of the net assets of the Chilean toll roads.

3.	ACQUISITIONS OF BUSINESSES (CONT’D)

c)	Acquisition of North American District Energy operation

On October 31, 2012, Brookfield Infrastructure acquired a 25% interest in Enwave Energy Corporation, its North American district energy operation, for consideration of $74 million through a Brookfield sponsored infrastructure fund. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results.

The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$74

Net consideration	$74

Fair value of assets and liabilities acquired as at October 31, 2012(3):

US$ MILLIONS
Accounts receivable and other	$9
Property, plant and equipment	560
Accounts payable and other	(15)
Non-recourse borrowings[1]	(187)
Deferred income tax liability	(77)

Net assets acquired before non-controlling interest	290
Non-controlling interest[2]	(216)

Net assets acquired	$74

1.	Non-recourse borrowings includes $100 million of holding company debt drawn on the acquisition date.
2.

Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured as the proportionate share of the fair value of assets and liabilities at the acquisition date.

3.

The fair value of all acquired assets, liabilities and goodwill for this operation has been determined on a provisional basis, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equaled its share of the fair value of the net assets of the North American district energy operation.

4.	PARTIAL DISPOSITION OF UK REGULATED DISTRIBUTION OPERATION

In November 2012, a wholly-owned subsidiary of Brookfield Infrastructure entered into an arrangement whereby a 20% economic interest in its UK regulated distribution operation was granted to an institutional investor for £145 million subject to the UK regulated distribution operation attaining long-term financing under certain pre-defined contractual terms. In the event that the UK regulated distribution operation did not obtain long-term financing at the contractually specified terms within two years of the arrangement, the institutional investor had the right to request repayment of £145 million plus 3% interest. Consequently, the proceeds were recorded as a financial liability.

In March 2013, the UK regulated distribution operation satisfied the requirements within the contractual terms of the arrangement, which resulted in the derecognition of the financial liability as the £145 million initially received under the arrangement was recognized as proceeds on the disposal of a partial interest of a subsidiary.

The partial disposition of Brookfield Infrastructure’s 20% interest in the UK regulated distribution operation resulted in an adjustment to the carrying amounts of controlling and non-controlling interests to reflect the change in interest in the subsidiary. The difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration received was recognized directly in equity.

The partial disposition was accounted for as follows:

US$ MILLIONS
Fair value of consideration received (£145 million)	$221
Less: carrying value of 20% interest in UK regulated distribution operation allocated to non-controlling interest – in operating subsidiaries	(115)

Gain on changes in ownership interest recognized in equity (1)	$106

(1)

The gain on changes in ownership interest recognized in equity is recorded as ownership changes within the interim condensed and consolidated Statements of Partnership Capital and attributed on a ratable basis to the partners of Brookfield Infrastructure based on their respective ownership interests existing at the date of the partial disposal. Amounts in accumulated other comprehensive income at the date of the partial disposition that were attributable to the UK regulated distribution operation were ratably allocated to accumulated other comprehensive income attributable to non-controlling interest – in operating subsidiaries.

5.	ASSETS HELD FOR SALE

The investment in associate balance related to the Australasian energy distribution operation of $402 million has been presented on the interim condensed and consolidated statement of financial position as assets classified as held for sale as of September 30, 2013 as Brookfield Infrastructure executed definitive agreements in the third quarter to sell its 42% interest in its Australasian energy distribution business to a third party for proceeds of NZD $525 million. Completion of the transaction is expected to occur in the fourth quarter of 2013, following approval of the New Zealand Overseas Investment Office. As the fair value less costs to sell of the Australasian energy distribution business is higher than its carrying amount no impairment loss was recognized on reclassification to held for sale.

6.	DISCONTINUED OPERATIONS

The revenues and expenses related to the U.S. and Canadian freehold timberlands, Brookfield Infrastructure’s timber segment, have been presented on the unaudited interim condensed and consolidated statements of operating results as discontinued operations as a result of the following transactions:

i)	Brookfield Infrastructure sold its 30% interest in its U.S. freehold timberlands to a third party for proceeds of $467 million. This transaction closed in the third quarter of 2013;

ii)	During the second quarter of 2013, Brookfield Infrastructure disposed of its 25% interest in its Canadian freehold timberlands to a third party for proceeds of $173 million.

The timber segment was reported as part of continuing operations up until the second quarter of 2013 and has since been classified as discontinued operations for both the current and comparative periods.

Operating results of discontinued operations for the three and nine months ended September 30, 2013 and 2012 are as follows:

	For the three month period ended September 30		For the nine month period ended September 30

US$ MILLIONS	2013	2012	2013	2012
Revenues	$23	$107	$305	$351
Direct operating costs	(13)	(78)	(174)	(242)
Depreciation and amortization expense	—	—	—	(1)

	10	29	131	108
Interest expense	(4)	(21)	(44)	(63)
Fair value adjustments	(4)	—	(10)	(16)
Other income (expenses)	—	1	(2)	—

Income before income tax	2	9	75	29
Attributable current and deferred taxes	1	(2)	(14)	(4)

	3	7	61	25
Gain on disposal of timber segment	34	—	57	—
Attributable current and deferred taxes	(48)	—	(73)	—

	(14)	—	(16)	—

(Loss) income from discontinued operations	$(11)	$7	$45	$25

Income (loss) attributable to unitholders for the three and nine months ended September 30, 2013 and 2012 is as follows:

	For the three month period ended September 30		For the nine month period ended September 30
US$ MILLIONS	2013	2012	2013	2012
Income from continuing operations attributable to:
Non-controlling interest – in operating subsidiaries	$22	$22	$61	$37
Non-controlling interest – Redeemable Partnership units held by Brookfield	11	17	31	10
General partner	8	4	24	12
Limited partners	27	45	80	27

Income (loss) from discontinued operations attributable to:
Non-controlling interest – in operating subsidiaries	$2	$5	$43	$18
Non-controlling interest – Redeemable Partnership units held by Brookfield	(4)	1	1	2
General partner	—	—	—	—
Limited partners	(9)	1	1	5

Basic and diluted earnings (loss) per unit attributable to:
Limited partners from continuing operations	$0.18	$0.32	$0.52	$0.20
Limited partners from discontinued operations	(0.06)	0.01	0.03	0.03

Basic and diluted earnings per unit attributable to Limited partners	$0.12	$0.33	$0.55	$0.23

Comprehensive income (loss) attributable to unitholders for the three and nine months ended September 30, 2013 and 2012 is as follows:

Comprehensive income (loss) from continuing operations attributable to:
Non-controlling interest – in operating subsidiaries	$54	$23	$8	$47
Non-controlling interest – Redeemable Partnership units held by Brookfield	27	30	(42)	28
General partner	8	4	22	12
Limited partners	67	79	(109)	74

Comprehensive income (loss) from discontinued operations attributable to:
Non-controlling interest – in operating subsidiaries	$11	$9	$50	$22
Non-controlling interest – Redeemable Partnership units held by Brookfield	(3)	2	1	4
General partner	—	—	—	—
Limited partners	(6)	3	3	8

Other comprehensive income relating to the disposal group for the three and nine months ended September 30, 2013 and 2012 is as follows:
	For the three month period ended September 30		For the nine month period ended September 30
US$ MILLIONS	2013	2012	2013	2012
Revaluation of property, plant and equipment	$—	$6	$(4)	$7
Cash flow hedges	4	1	5	3
Taxes on the above items	—	—	(1)	(1)

Total	$4	$7	$—	$9

The net cash flows attributable to the operating, investing and financing activities of discontinued operations for the three and nine months ended September 30, 2013 and 2012 are as follows:

	For the three month period ended September 30		For the nine month period ended September 30
	2013	2012	2013	2012
Operating cash flows	$1	$(3)	$67	$29
Investing cash flows	(33)	(2)	(49)	(7)
Financing cash flows	—	(9)	(49)	(39)

Net cash flows	$(32)	$(14)	$(31)	$(17)

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, when available. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap hedging items which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.

Classification of Financial Instruments

Financial instruments classified as fair value through profit or loss are carried at fair value on the condensed and consolidated statements of financial position. Changes in the fair value of financial instruments classified as fair value through profit or loss are recognized in net income as Mark-to-market on hedging items and changes in the fair value of available-for-sale securities are recognized in other comprehensive income. These items have been segregated from Other (expenses) income to reflect the significance of these changes in the current period. Mark-to-market losses on financial instruments carried at fair value of $6 million and $44 million for the three and nine months ended September 30, 2012, respectively, have been reclassified from Other (expenses) income to Mark-to-market on hedging items on the condensed and consolidated statements of operating results to conform with current period presentation.

Carrying Value and Fair Value of Financial Instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at September 30, 2013:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for- sale securities	Loans and receivables/ Other liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$280	$280
Accounts receivable and other	—	—	352	352
Financial assets (current and non-current)(1)	145	—	9	154
Marketable securities	—	194	177	371
Restricted cash	—	—	12	12

Total	$145	$194	$830	$1,169

Financial liabilities
Corporate borrowings	$—	$—	$578	$578
Non-recourse borrowings (current and non-current)	—	—	5,693	5,693
Accounts payable and other	—	—	612	612
Preferred shares	—	—	20	20
Financial liabilities (current and non-current)(1)	604	—	—	604

Total	$604	$—	$6,903	$7,507

(1)	Derivative instruments which are elected for hedge accounting totaling $115 million are included in financial assets and $223 million of derivative instruments are included in financial liabilities.

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2012:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for- sale securities	Loans and receivables/ Other liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$12	$—	$251	$263
Accounts receivable and other	—	—	372	372
Financial assets (current and non-current)(1)	99	—	—	99
Restricted cash	—	—	17	17

Total	$111	$—	$640	$751

Financial liabilities
Corporate borrowings	$—	$—	$946	$946
Non-recourse borrowings (current and non-current)	—	—	6,993	6,993
Accounts payable and other	—	—	582	582
Preferred shares	—	—	20	20
Financial liabilities (current and non-current)(1)	650	—	235	885

Total	$650	$—	$8,776	$9,426

(1)	Derivative instruments which are elected for hedge accounting totaling $82 million are included in financial assets and $234 million of derivative instruments are included in financial liabilities.

The following table provides the carrying values and fair values of financial instruments as at September 30, 2013 and December 31, 2012:

	September 30, 2013		December 31, 2012
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$280	$280	$263	$263
Accounts receivable and other financial assets	352	352	372	372
Financial assets (current and non-current)	154	154	99	99
Marketable securities	371	371	—	—
Restricted cash	12	12	17	17

Total	$1,169	$1,169	$751	$751

Financial liabilities
Corporate borrowings	$578	$578	$946	$946
Non-recourse borrowings	5,693	5,859	6,993	7,292
Accounts payable and other financial liabilities	612	612	582	582
Preferred shares	20	20	20	20
Financial liabilities (current and non-current)	604	604	885	885

Total	$7,507	$7,673	$9,426	$9,725

Hedging Activities

Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Cash Flow Hedges

Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability. The settlement dates typically coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to income or loss over the period that the floating rate interest payments on debt affect income or loss. For the three and nine months ended September 30, 2013, pre-tax net unrealized gain of $13 million and loss of $24 million, respectively, (2012: losses of $17 million and $34 million, respectively) were recorded in other comprehensive income (loss) for the effective portion of the cash flow hedges. As at September 30, 2013, there was a net unrealized derivative liability balance of $49 million relating to hedging items designated as cash flow hedges (December 31, 2012: derivative liability balance of $146 million).

Net Investment Hedges

Brookfield Infrastructure uses foreign exchange hedging items and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three and nine months ended September 30, 2013 unrealized pre-tax net losses of $73 million and $54 million, respectively, (2012: loss of $10 million and $21 million) were recorded in other comprehensive income (loss) for the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure recognized a $2 million loss and $2 million gain (2012: gain of $4 million and $14 million, respectively) in other comprehensive income related to the net settlement of foreign exchange hedging items in the three and nine month period ended September 30, 2013. As at September 30, 2013, there was a net unrealized derivative liability balance of $58 million relating to hedging items designated as net investment hedges (December 31, 2012: net unrealized derivative asset balance of $6 million).

Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

•	Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain hedging items, other financial assets carried at fair value in an inactive market and redeemable fund units.

•

Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are power purchase hedging items, interest rate swap hedging items, derivative hedging items, certain equity securities carried at fair value which are not traded in an active market.

Financial assets and liabilities measured at fair value on a recurring basis include $339 million (December 31, 2012: $111 million) of financial assets and $604 million (December 31, 2012: $650 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

	September 30, 2013			December 31, 2012
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Cash equivalents	$—	$—	$—	$—	$12	$—
Financial assets (current and non-current)[1]	194	145	—	—	99	—

Financial liabilities
Financial liabilities (current and non-current)[1]	$—	$604	$—	$—	$650	$—

(1)	Level 1 financial assets relate to marketable securities. Level 2 financial assets and liabilities primarily relate to derivative instruments.

8.	PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport Assets	Energy Assets	Timberland Assets	Total Assets
Gross carrying amount:
Balance at January 1, 2012	$996	$2,240	$317	$570	$4,123
Additions (disposals)	90	434	34	(14)	544
Acquisitions through business combinations	2,035	3	686	—	2,724
Fair value adjustments	110	277	32	—	419
Reversal of impairment losses	—	—	—	95	95
Net foreign currency exchange differences	89	46	13	—	148

Balance at December 31, 2012	$3,320	$3,000	$1,082	$651	$8,053

Additions	117	132	32	—	281
Acquisitions (dispositions) through business combinations	—	—	5	(651)	(646)
Net foreign currency exchange differences	(37)	(298)	(51)	—	(386)

Balance at September 30, 2013	$3,400	$2,834	$1,068	$—	$7,302

Accumulated depreciation:
Balance at January 1, 2012	$(2)	$(27)	$(16)	$(5)	$(50)
Depreciation expense	(64)	(96)	(23)	(1)	(184)
Fair value adjustment	58	82	13	—	153
Reversal of impairment losses	—	—	—	1	1
Net foreign currency exchange differences	(2)	(2)	1	—	(3)

Balance at December 31, 2012	$(10)	$(43)	$(25)	$(5)	$(83)

Depreciation expense	(90)	(87)	(34)	—	(211)
Disposition of subsidiary	—	—	—	5	5
Net foreign exchange differences	(1)	9	(1)	—	7

Balance at September 30, 2013	$(101)	$(121)	$(60)	$—	$(282)

Net book value:
September 30, 2013	$3,299	$2,713	$1,008	$—	$7,020

December 31, 2012	$3,310	$2,957	$1,057	$646	$7,970

9.	INTANGIBLE ASSETS

US$ MILLIONS	September 30, 2013	December 31, 2012
Cost	$4,250	$4,566
Accumulated amortization	(94)	(69)

Total	$4,156	$4,497

Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	September 30, 2013	December 31, 2012
Regulated terminal	$2,333	$2,592
Chilean toll roads	1,335	1,421
UK port operation	347	348
Other (1)	141	136

Total	$4,156	$4,497

(1)	Other intangibles are comprised of customer order backlogs and easements and permits to use and operate on government land.

The following table presents the change in the balance of intangible assets:

US$ MILLIONS	September 30, 2013
Cost at beginning of the period	$4,566
Additions through business combinations	4
Additions	32
Foreign currency translation	(352)

Balance at September 30, 2013	$4,250

The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	September 30, 2013
Accumulated amortization at beginning of period	$(69)
Amortization	(39)
Foreign currency translation	14

Balance at September 30, 2013	$(94)

10.	STANDING TIMBER

US$ MILLIONS
Carrying amount:
Balance at January 1, 2013	$2,997
Fair value adjustments	30
Gain arising from growth	99
Decrease resulting from harvest	(131)
Dispositions of subsidiary	(2,995)

Balance at September 30, 2013	$—

11.	INVESTMENTS IN ASSOCIATES

The following table represents the reconciliation of movement in the partnership’s investments in associates:

	For the period ended
US$ MILLIONS	September 30, 2013	December 31, 2012
Balance at beginning of period	$2,179	$1,400
Share of earnings for the period	55	1
Foreign currency translation	(61)	58
Share of other reserves for the period	25	138
Investments, net of disposal	518	645
Distributions	(39)	(63)
Reclassified as held for sale(1)	(402)	—

Ending balance	$2,275	$2,179

During the quarter Brookfield Infrastructure acquired an additional stake in its Brazilian toll road operation from third parties for $495 million, increasing Brookfield Infrastructure’s total ownership to 31%.

The following table represents the carrying value of the partnership’s investments in associates:

	As of
US$ MILLIONS	September 30, 2013	December 31, 2012
Brazilian toll road operation	$824	$346
South American gas transmission operation	646	669
North American gas transmission operation	593	594
European port operation	167	147
Australasian energy distribution operation(1)	—	384
Other associates	45	39

	$2,275	$2,179

Summarized financial information of investments in associates

The following table summarizes the aggregate balances of investments in associates:

	As of
US$ MILLIONS	September 30, 2013	December 31, 2012
Financial position:
Total assets	$21,752	$23,976
Total liabilities	(14,511)	(16,563)

Net assets	$7,241	$7,413

(1)	See note 5 for further details.

11.	INVESTMENTS IN ASSOCIATES (CONT’D)

	For the three month period ended September 30		For the nine month period ended September 30
US$ MILLIONS	2013	2012	2013	2012
Financial performance:
Total revenue	$690	$590	$2,170	$1,762
Total income for the period	41	130	150	45
Brookfield Infrastructure’s share of associates’ net income	20	40	55	8

12.	NON-RECOURSE BORROWINGS

	As of
US$ MILLIONS	September 30 , 2013	December 31, 2012
Current	$94	$663
Non-current	5,632	6,330

Total	$5,726	$6,993

During the nine months ended September 30, 2013 subsidiary borrowings, net of repayments, were $450 million.

Non-recourse borrowings associated with the disposal of subsidiaries during the nine months ended September 30, 2013 were $1,480 million.

Foreign currency translation losses and other changes associated with non-recourse borrowings were $270 million, primarily attributable to the impact of lower exchange rates on the Australian dollar, Colombian peso, and Canadian dollar denominated non-recourse borrowings.

13.	SEGMENTED INFORMATION

IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker (“CODM”) in assessing performance and in making resource allocation decisions are funds from operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), measures not defined by IFRS, which enable the determination of cash return on the equity deployed. FFO is calculated as net income (loss) excluding the impact of depreciation and amortization, fair value adjustments, unrealized gains or losses on derivative instruments, deferred taxes, interest charges and other non-cash items. Adjusted EBITDA is calculated as FFO excluding the impact of interest and taxes.

	Total attributable to Brookfield Infrastructure
FOR THE THREE MONTHS ENDED SEPT. 30, 2013 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non- controlling interest	Discontinued Operations	As per IFRS financials(1)
Revenues	$204	$256	$66	$7	$533	$(225)	$130	$(7)	$431
Costs attributed to revenues	(66)	(128)	(35)	(4)	(233)	110	(68)	4	(187)
General and administrative costs	—	—	—	(28)	(28)	—	—	—	(28)

Adjusted EBITDA	138	128	31	(25)	272	(115)	62	(3)
Other income	3	—	1	1	5	(3)	3	—	5
Interest expense	(43)	(39)	(18)	(3)	(103)	39	(24)	1	(87)
Cash taxes	(1)	(7)	—	1	(7)	7	(4)	18	14

FFO	97	82	14	(26)	167	(72)	37	16
Depreciation and amortization	(34)	(42)	(17)	—	(93)	35	(23)	—	(81)
Deferred taxes	15	1	4	(48)	(28)	3	14	30	19
Mark-to-market on hedging items	3	—	—	(12)	(9)	(8)	(2)	—	(19)
Other (expenses) income	(17)	(18)	—	31	(4)	22	(4)	(33)	(19)
Share of earnings from associates	—	—	—	—	—	20	—	—	20
Income from discontinued operations, net of income tax	—	—	—	—	—	—	—	(11)	(11)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(22)	(2)	(24)

Net income (loss) attributable to partnership(2)	$64	$23	$1	$(55)	$33	$—	$—	$—	$33

(1)

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

(2)	Includes net income (loss) attributable to non-controlling interest – Redeemable Partnership units held by Brookfield, general partner and limited partners.

13.	SEGMENTED INFORMATION (CONT’D)

	Total attributable to Brookfield Infrastructure
FOR THE THREE MONTHS ENDED SEPT. 30, 2012 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non- controlling interest	Discontinued Operations	As per IFRS financials(1)
Revenues	$197	$172	$72	$32	$473	$(174)	$107	$(32)	$374
Costs attributed to revenues	(78)	(109)	(42)	(22)	(251)	98	(59)	22	(190)
General and administrative costs	—	—	—	(25)	(25)	—	—	—	(25)

Adjusted EBITDA	119	63	30	(15)	197	(76)	48	(10)
Other income	2	2	1	6	11	—	1	—	12
Interest expense	(40)	(24)	(17)	(11)	(92)	33	(23)	7	(75)
Cash taxes	(1)	(1)	—	(1)	(3)	1	(3)	—	(5)

FFO	80	40	14	(21)	113	(42)	23	(3)
Depreciation and amortization	(28)	(27)	(14)	—	(69)	28	(15)	—	(56)
Deferred taxes	1	(2)	24	12	35	(24)	—	—	11
Mark-to-market on hedging items	—	(1)	—	(5)	(6)	2	(2)	—	(6)
Other (expenses) income	(15)	3	—	7	(5)	(4)	17	—	8
Share of earnings from associates	—	—	—	—	—	40	—	—	40
Income from discontinued operations, net of income tax	—	—	—	—	—	—	—	7	7
Net income attributable to non-controlling interest	—	—	—	—	—	—	(23)	(4)	(27)

Net income (loss) attributable to partnership(2)	$38	$13	$24	$(7)	$68	$—	$—	$—	$68

(1)	The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
(2)	Includes net income (loss) attributable to non-controlling interest – Redeemable Partnership units held by Brookfield, general partner and limited partners.

13.	SEGMENTED INFORMATION (CONT’D)

	Total attributable to Brookfield Infrastructure
FOR THE NINE MONTHS ENDED SEPT. 30, 2013 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non- controlling interest	Discontinued Operations	As per IFRS financials(1)
Revenues	$622	$760	$221	$83	$1,686	$(653)	$406	$(83)	$1,356
Costs attributed to revenues	(213)	(406)	(117)	(44)	(780)	337	(212)	44	(611)
General and administrative costs	—	—	—	(82)	(82)	—	—	—	(82)

Adjusted EBITDA	409	354	104	(43)	824	(316)	194	(39)
Other income	9	7	2	1	19	(10)	7	—	16
Interest expense	(131)	(113)	(52)	(23)	(319)	115	(73)	13	(264)
Cash taxes	(2)	(16)	—	1	(17)	18	(15)	18	4

FFO	285	232	54	(64)	507	(193)	113	(8)
Depreciation and amortization	(116)	(135)	(51)	—	(302)	123	(71)	—	(250)
Deferred taxes	1	8	13	(84)	(62)	(1)	21	55	13
Mark-to-market on hedging items	(3)	—	3	21	21	(14)	5	—	12
Other (expenses) income	(38)	(52)	(3)	66	(27)	30	(7)	(49)	(53)
Share of earnings from associates	—	—	—	—	—	55	—	—	55
Income from discontinued operations, net of income tax	—	—	—	—	—	—	—	45	45
Net income attributable to non-controlling interest	—	—	—	—	—	—	(61)	(43)	(104)

Net income (loss) attributable to partnership(2)	$129	$53	$16	$(61)	$137	$—	$—	$—	$137

(1)

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

(2)	Includes net income (loss) attributable to non-controlling interest – Redeemable Partnership units held by Brookfield, general partner and limited partners.

13.	SEGMENTED INFORMATION (CONT’D)

	Total attributable to Brookfield Infrastructure
FOR THE NINE MONTHS ENDED SEPT. 30, 2012 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non- controlling interest	Discontinued Operations	As per IFRS financials(1)
Revenues	$557	$517	$227	$104	$1,405	$(520)	$292	$(104)	$1,073
Costs attributed to revenues	(219)	(333)	(120)	(69)	(741)	292	(157)	69	(537)
General and administrative costs	—	—	—	(67)	(67)	—	—	—	(67)

Adjusted EBITDA	338	184	107	(32)	597	(228)	135	(35)
Other income	5	4	1	12	22	(3)	8	(1)	26
Interest expense	(118)	(71)	(53)	(37)	(279)	103	(69)	21	(224)
Cash taxes	(2)	(3)	—	(3)	(8)	3	(6)	—	(11)

FFO	223	114	55	(60)	332	(125)	68	(15)
Depreciation and amortization	(87)	(81)	(41)	—	(209)	84	(33)	—	(158)
Deferred taxes	20	(6)	28	11	53	(25)	(4)	13	37
Mark-to-market on hedging items	(10)	(1)	(16)	(22)	(49)	17	(12)	—	(44)
Other (expenses) income	(48)	(9)	(12)	(2)	(71)	41	19	(6)	(17)
Share of earnings from associates	—	—	—	—	—	8	—	—	8
Income from discontinued operations, net of income tax	—	—	—	—	—	—	—	25	25
Net income attributable to non-controlling interest	—	—	—	—	—	—	(38)	(17)	(55)

Net income (loss) attributable to partnership(2)	$98	$17	$14	$(73)	$56	$—	$—	$—	$56

(1)	The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
(2)	Includes net income (loss) attributable to non-controlling interest – Redeemable Partnership units held by Brookfield, general partner and limited partners.

13.	SEGMENTED INFORMATION (CONT’D)

Segment assets

For the purpose of monitoring segment performance and allocating resources between segments, Brookfield Infrastructure’s Executive Management and Board of Directors monitor the assets, including investments accounted for using the equity method, attributable to each segment.

The following is an analysis of Brookfield Infrastructure’s assets by operating segment for the periods under review:

	Total attributable to Brookfield Infrastructure
AS AT SEPTEMBER 30, 2013 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials(1)
Total assets	$5,311	$4,891	$1,826	$(214)	$11,814	$(2,586)	$3,721	$2,516	$15,465

	Total attributable to Brookfield Infrastructure
AS AT DECEMBER 31, 2012 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials(1)
Total assets	$5,525	$4,412	$1,849	$895	$12,681	$(2,072)	$6,530	$2,579	$19,718

(1)

The above tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

14.	SUBSIDIARY PUBLIC ISSUERS

In June 2012, wholly-owned subsidiaries of Brookfield Infrastructure, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd, Brookfield Infrastructure Finance Limited, and Brookfield Infrastructure Preferred Equity Inc. (collectively, the “Issuers”), registered with Canadian securities commissions for the distribution of debt securities or Class A preference shares. The Issuers may offer and sell these instruments in one or more issuances in the aggregate, of up to C$750 million (or the equivalent in other currencies). The debt securities or preference shares would be unconditionally guaranteed by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and wholly-owned subsidiaries, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure Corporation and BIP Bermuda Holdings I Limited.

On October 10, 2012, wholly-owned subsidiaries of Brookfield Infrastructure executed a C$400 million, five-year medium term note offering in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 2.7%.

The following tables set forth consolidated summary financial information for Brookfield Infrastructure and the Issuers:

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013	Brookfield Infrastructure[2]	The Issuers	Subsidiaries of the partnership other than the Issuers[3]	Consolidating adjustments[4]	Brookfield Infrastructure consolidated
Revenue	$—	$—	$431	$—	$431
Profit (loss) from continuing operations attributable to partnership	27	—	225	(206)	46
Net income (loss) attributable to partnership[1]	18	—	212	(197)	33

FOR THE THREE MONTHS ENDED SEPTEMEBR 30, 2012
Revenue	$—	$—	$374	$—	$374
Profit (loss) from continuing operations attributable to partnership	44	—	249	(227)	66
Net income (loss) attributable to partnership[1]	46	—	251	(229)	68

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013	Brookfield Infrastructure[2]	The Issuers	Subsidiaries of the partnership other than the Issuers[3]	Consolidating adjustments[4]	Brookfield Infrastructure consolidated
Revenue	$—	$—	$1,356	$—	$1,356
Profit (loss) from continuing operations attributable to partnership	79	—	495	(439)	135
Net income (loss) attributable to partnership[1]	81	—	497	(441)	137

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012
Revenue	$—	$—	$1,073	$—	$1,073
Profit (loss) from continuing operations attributable to partnership	26	—	542	(519)	49
Net income (loss) attributable to partnership[1]	32	—	549	(525)	56

AS AT SEPTEMBER 30, 2013
Current assets	$—	$6	$1,454	$(6)	$1,454
Non-current assets	3,615	393	14,011	(4,008)	14,011
Current liabilities	—	9	732	(9)	732
Non-current liabilities	—	390	10,210	(2,233)	8,367
Non-controlling interests – Redeemable Partnership units held by Brookfield	—	—	1,372	—	1,372
Non-controlling interests – in operating subsidiaries	—	—	1,314	—	1,314

AS AT DECEMBER 31, 2012	Brookfield Infrastructure[2]	The Issuers	Subsidiaries of the partnership other than the Issuers[3]	Consolidating adjustments[4]	Brookfield Infrastructure consolidated
Current assets	$—	$3	$746	$(3)	$746
Non-current assets	3,592	403	18,972	(3,995)	18,972
Current liabilities	—	3	1,291	(3)	1,291
Non-current liabilities	—	403	12,166	(1,950)	10,619
Non-controlling interest – Redeemable Partnership units held by Brookfield	—	—	1,365	—	1,365
Non-controlling interests – in operating subsidiaries	—	—	2,784	—	2,784

(1)	Includes net income (loss) attributable to non-controlling interest – Redeemable Partnership units held by Brookfield, general partner and limited partners.
(2)	Includes investments in all subsidiaries of the partnership under the equity method.
(3)	Includes investments in all subsidiaries of the partnership other than the Issuers on a consolidated basis.
(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Infrastructure on a consolidated basis.

15.	PARTNERSHIP CAPITAL

Brookfield Infrastructure’s capital structure is comprised of three classes of partnership units: general partnership units, limited partnership units and Redeemable Partnership units held by Brookfield.

(a)	General and Limited Partnership Capital

	General partnership units		Limited partnership units		Total
	As of		As of		As of
UNITS MILLIONS	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Authorized to issue
Opening balance	1.1	1.1	143.6	132.3	144.7	133.4
Issued for cash	—	—	6.5	11.3	6.5	11.3

Ending balance	1.1	1.1	150.1	143.6	151.2	144.7

The weighted average number of general partnership units outstanding for the three and nine months ended September 30, 2013 was 1.1 million and 1.1 million, respectively, (2012: 1.1 million and 1.1 million). The weighted average number of limited partnership units outstanding for the three and nine months ended September 30, 2013 was 150.1 million and 147.0 million, respectively, (2012: 139.3 million and 134.7 million, respectively).

	General partner		Limited partners		Total
	As of		As of		As of
US$ MILLIONS	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Opening balance	$19	$19	$2,955	$2,597	$2,974	$2,616
Share issuance	—	—	242	358	242	358

Ending balance	$19	$19	$3,197	$2,955	$3,216	$2,974

In June 2010, we implemented a distribution reinvestment plan (“the Plan”) that allows eligible holders of the partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the three and nine month period ended September 30, 2013, our partnership issued less than 1 million units for proceeds of $1 million and less than 1 million units for proceeds of $5 million, respectively (2012: less than 0.1 million units for less than $1 million and less than 0.1 million units for less than $2 million, respectively) under the Plan.

(b)	Non-controlling interest – Redeemable Partnership units held by Brookfield

	Non-controlling interest - Redeemable Partnership units held by Brookfield
	As of
UNITS MILLIONS	September 30, 2013	December 31, 2012
Opening balance	56.1	51.7
Issued for cash	2.6	4.4

Ending balance	58.7	56.1

The weighted average number of Redeemable Partnership units held by Brookfield outstanding for the three and nine months ended September 30, 2013 was 58.7 million and 57.5 million, respectively, (54.4 million and 52.6 million, for the three and nine months ended September 30, 2012, respectively).

	Non-controlling interest - Redeemable Partnership units held by Brookfield
	As of
US$ MILLIONS	September 30, 2013	December 31, 2012
Opening balance	$1,084	$942
Issued for cash	94	142

Ending balance	$1,178	$1,084

16.	DISTRIBUTIONS

For the three and nine month periods ended September 30, 2013, distributions to partnership unitholders were $90 million and $266 million, respectively or $0.43 and $1.29, respectively, per partnership unit (2012: $75 million or $0.375 per unit and $213 million or $1.13 per unit, for the three and nine months ended September 30, 2012, respectively).

Additionally, incentive distributions were made to the general partner in the amount of $8 million and $24 million for the three and nine month periods ended September 30, 2013 ($4 million and $12 million for the three and nine month periods ended September 30, 2012, respectively).

17.	ACCUMULATED OTHER COMPREHENSIVE INCOME

(a)	Attributable to Limited Partners

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for Sale Securities	Other Reserves	Equity Accounted Investments	Accumulated Other Comprehensive Income
Balance at June 30, 2013	$383	$(95)	$(41)	$(69)	$—	$(5)	$226	$399
Other comprehensive income (loss)	—	91	(53)	1	1	1	2	43

Balance at September 30, 2013	$383	$(4)	$(94)	$(68)	$1	$(4)	$228	$442

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for Sale Securities	Other Reserves	Equity Accounted Investments	Accumulated Other Comprehensive Income
Balance at December 31, 2012	$393	$137	$(57)	$(53)	$—	$(1)	$210	$629
Other comprehensive (loss) income	(10)	(141)	(37)	(15)	1	(3)	18	(187)

Balance at September 30, 2013	$383	$(4)	$(94)	$(68)	$1	$(4)	$228	$442

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for Sale Securities	Other Reserves	Equity Accounted Investments	Accumulated Other Comprehensive Income
Balance at June 30, 2012	$154	$95	$(50)	$(46)	$4	$8	$110	$275
Other comprehensive income (loss)	—	62	(4)	(7)	(1)	—	(14)	36

Balance at September 30, 2012	$154	$157	$(54)	$(53)	$3	$8	$96	$311

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for Sale Securities	Other Reserves	Equity Accounted Investments	Accumulated Other Comprehensive Income
Balance at December 31, 2011	$153	$82	$(49)	$(36)	$—	$8	$103	$261
Other comprehensive income (loss)	1	75	(5)	(17)	3	—	(7)	50

Balance at September 30, 2012	$154	$157	$(54)	$(53)	$3	$8	$96	$311

17.	ACCUMULATED OTHER COMPREHENSIVE INCOME (CONT’D)

(b)	Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Other Reserves	Equity Accounted Investments	Accumulated Other Comprehensive Income
Balance at June 30, 2013	$3	$(1)	$—	$(1)	$—	$2	$3
Other comprehensive income	—	—	—	—	—	—	—

Balance at September 30, 2013	$3	$(1)	$—	$(1)	$—	$2	$3

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Other Reserves	Equity Accounted Investments	Accumulated Other Comprehensive Income
Balance at December 31, 2012	$3	$1	$—	$(1)	$—	$2	$5
Other comprehensive loss	—	(2)	—	—	—	—	(2)

Balance at September 30, 2013	$3	$(1)	$—	$(1)	$—	$2	$3

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Other Reserves	Equity Accounted Investments	Accumulated Other Comprehensive Income
Balance at June 30, 2012	$1	$—	$—	$—	$—	$1	$2
Other comprehensive income	—	—	—	—	—	—	—

Balance at September 30, 2012	$1	$—	$—	$—	$—	$1	$2

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Other Reserves	Equity Accounted Investments	Accumulated Other Comprehensive Income
Balance at December 31, 2011	$1	$—	$—	$—	$—	$1	$2
Other comprehensive income	—	—	—	—	—	—	—

Balance at September 30, 2012	$1	$—	$—	$—	$—	$1	$2

17.	ACCUMULATED OTHER COMPREHENSIVE INCOME (CONT’D)

(c)	Attributable to Non-controlling interest – Redeemable Partnership units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Other Reserves	Equity Accounted Investments	Accumulated Other Comprehensive Income
Balance at June 30, 2013	$172	$(24)	$(18)	$(30)	$(2)	$84	$182
Other comprehensive income (loss)	—	36	(20)	—	1	—	17

Balance at September 30, 2013	$172	$12	$(38)	$(30)	$(1)	$84	$199

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Other Reserves	Equity Accounted Investments	Accumulated Other Comprehensive Income
Balance at December 31, 2012	$176	$67	$(24)	$(24)	$—	$77	$272
Other comprehensive (loss) income	(4)	(55)	(14)	(6)	(1)	7	(73)

Balance at September 30, 2013	$172	$12	$(38)	$(30)	$(1)	$84	$199

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for Sale Securities	Other Reserves	Equity Accounted Investments	Accumulated Other Comprehensive Income
Balance at June 30, 2012	$76	$43	$(23)	$(21)	$1	$2	$53	$131
Other comprehensive income (loss)	—	25	(2)	(3)	—	—	(6)	14

Balance at September 30, 2012	$76	$68	$(25)	$(24)	$1	$2	$47	$145

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for Sale Securities	Other Reserves	Equity Accounted Investments	Accumulated Other Comprehensive Income
Balance at December 31, 2011	$75	$38	$(23)	$(17)	$—	$2	$50	$125
Other comprehensive income (loss)	1	30	(2)	(7)	1	—	(3)	20

Balance at September 30, 2012	$76	$68	$(25)	$(24)	$1	$2	$47	$145

18.	RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the interim condensed and consolidated financial statements.

The immediate parent of Brookfield Infrastructure is the managing general partner of the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

a)	Transactions with the immediate parent

Throughout the period, the managing general partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and nine months ended September 30, 2013, respectively, (less than $1 million during the three and nine months ended September 30, 2012).

b)	Transactions with other related parties

Since inception, Brookfield Infrastructure had a management agreement with its external managers, wholly owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to affiliates of Brookfield (the “Manager”) equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $26 million and $76 million for the three and nine months ended September 30, 2013, respectively ($23 million and $61 million during the three and nine months ended September 30, 2012, respectively).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the volume weighted average of the closing prices of the partnership’s units on the NYSE (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield’s interest in Brookfield Infrastructure into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and Brookfield Infrastructure’s holding entity Brookfield Infrastructure LP (“Holding LP”) and certain holding entities held directly by the Holding LP.

During the three and nine months ended September 30, 2013, $2 million and $6 million, respectively, was reimbursed at cost to the Manager of the partnership ($2 million and $6 million during the three and nine months ended September 30, 2012). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At September 30, 2013, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2012: $1 million) and earned interest of less than $1 million for the three and nine months ended September 30, 2013 (less than $1 million during the three and nine months ended September 30, 2012).

Brookfield Infrastructure’s North American district energy operation has various right-of-way easements on market terms with subsidiaries of Brookfield Office Properties Inc., a subsidiary of Brookfield.

19.	CHANGE IN ACCOUNTING POLICY

Brookfield Infrastructure changed its accounting policy pertaining to the classification of Redeemable Partnership units as at and for the year ended December 31, 2012. The Redeemable Partnership units that were previously presented as limited partnership units (formerly limited partners’ equity) have been reclassified to a separate component of non-controlling interest entitled: “Non-controlling interest – Redeemable Partnership units held by Brookfield” on the basis that the change between the two acceptable accounting policies results in the partnership’s consolidated financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the partnership’s consolidated statements of financial position and statements of operating results. The partnership previously reflected the Redeemable Partnership units issued to Brookfield by the Holding LP as limited partnership capital in accordance with IAS 32 – Financial Instruments: Presentation since Brookfield Infrastructure can, at its sole discretion, elect to satisfy a redemption request by Brookfield to redeem the Redeemable Partnership units by issuing an equal number of LP units. This change in accounting policy has no impact on the partnership’s reported consolidated net income, consolidated comprehensive income or net income per partnership unit for the three and nine months ended September 30, 2012. The net impact of this change in accounting policy on the partnership’s condensed and consolidated statements of partnership capital, condensed and consolidated statements of operating results and condensed and consolidated statements of comprehensive income are as shown in the following table:

			As at September 30, 2012
US$ MILLIONS			Previously Presented	Reclassified
Condensed and Consolidated Statements of Partnership Capital
Non-controlling interest – Redeemable Partnership units held by Brookfield			$—	$1,084
Limited Partners			4,038	2,954

	For the three month period ended September 30, 2012		For the nine month period ended September 30, 2012
US$ MILLIONS	Previously Presented	Reclassified	Previously Presented	Reclassified
Condensed and Consolidated Statements of Operating Results Net income attributable to:
Non-controlling interest – Redeemable Partnership units held by Brookfield	$—	$18	$—	$12
Limited Partners’	64	46	44	32

Condensed and Consolidated Statements of Comprehensive Income Comprehensive income attributable to:
Non-controlling interest – Redeemable Partnership units held by Brookfield	$—	$32	$—	$32
Limited Partners’	114	82	114	82

20.	SUBSEQUENT EVENTS

Subsequent to quarter end, Brookfield Infrastructure received approval from the New Zealand Overseas Investment Office for the previously announced sale of its 42% interest in its Australasian regulated distribution operation for proceeds of approximately $415 million. The sale is expected to close on or about November 30, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED September 30, 2013

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (the “Partnership” or “Brookfield Infrastructure”). This MD&A is dated November 14, 2013 and has been approved by the Board of Directors of the general partner of the Partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure”, the “Partnership”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., and the Partnership’s direct and indirect subsidiaries as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.brookfieldinfrastructure.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.

Business Overview

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations1 consist of utility, transport and energy businesses in North and South America, Australasia and Europe. Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating platforms to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield Asset Management Inc. (“Brookfield”) sponsored partnerships that target acquisitions that suit our profile. We will focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flow of our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our funds from operations (“FFO”) per unit, we will be able to increase distributions to unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. For our business as a whole, a key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures divided by invested capital (see “Reconciliation of Non-IFRS Financial Measures” on page 55 for more detail), which measures the sustainable return on capital that we have deployed. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining sufficient liquidity within our operations to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

In light of the current strong prospects for our business, the Board of Directors approved a 15% increase in our quarterly distribution to 43 cents per unit starting with the distribution paid in March 2013. This increase reflects the forecasted contribution from our recently commissioned capital projects as well as the expected cash yield on acquisitions that we closed in the past year. In the past five years we have increased our quarterly distribution from 26.5 cents per unit to 43 cents, a compound annual growth rate in excess of 10%. We target 5% to 9% annual distribution growth in light of the per unit FFO we foresee in our operations.

Basis of Presentation

Our condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2012, except for the adoption of new Standards and amendments effective January 1, 2013. Our condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, but does not control, using the equity method.

[1]

During the second quarter of 2013, we announced the sale of our interests in our timberland operations. The results of these operations are presented in the ‘Corporate and other’ segment in this document.

The Partnership’s equity interests include limited partnership units (“LP Units”) held by public unitholders and redeemable partnership units (“Redeemable Partnership Units”) held by Brookfield. The LP Units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, the Partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the Partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.

When we discuss the results of our operating platforms, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating platforms on the Partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above noted items, and (2) exclude the share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See “Reconciliation of Operating Segments” on page 57 for a reconciliation of segment results to the Partnership’s statement of operating results in accordance with IFRS.

Our presentation currency and functional currency is the U.S. dollar, and has been throughout each of the last five years. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years since the adoption of IFRS.

OUR OPERATIONS

Brookfield Infrastructure owns a balanced portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of our Adjusted EBITDA supported by regulated or contractual revenues. In order to assist our unitholders in evaluating our performance and assessing our value, we group our businesses into operating platforms based on similarities in their underlying economic drivers.

Our operating platforms are summarized below:

Operating Platform	Asset Type	Primary Location
Utilities
Regulated or contractual businesses that earn a return on their rate base	• Regulated Terminal • Electricity Transmission • Regulated Distribution	• Australasia • North & South America • Australasia & Europe

Transport
Provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee	• Railroad • Toll Roads • Ports	• Australasia • South America • Europe

Energy
Systems that provide energy transmission, distribution and storage services	• Energy Transmission, Distribution & Storage • District Energy	• North America, Europe & Australasia • North America

OVERVIEW OF PERFORMANCE

In this section we review our consolidated performance and financial position for the three and nine month periods ended September 30, 2013. Further details on the key drivers of our operations and financial position are contained within the review of Operating Platforms.

Summary Statements of Operating Results	Three months ended September 30		Nine months ended September 30
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION)	2013	2012	2013	2012
Revenues	$ 431	$ 374	$ 1,356	$ 1,073
Direct operating expenses	(187)	(190)	(611)	(537)
General and administrative expenses	(28)	(25)	(82)	(67)
Depreciation and amortization expense	(81)	(56)	(250)	(158)
Interest expense	(87)	(75)	(264)	(224)
Earnings from investments in associates	20	40	55	8
Net income	57	95	241	111
Income from continuing operations	68	88	196	86
(Loss) income from discontinued operations	(11)	7	45	25
Net income attributable to the Partnership(1)	33	68	137	56
Net income per LP unit	$0.12	$0.33	$0.55	$0.23

(1)	Includes net income attributable to non-controlling interests — Redeemable Partnership units held by Brookfield, general partner and limited partners.

For the three months ended September 30, 2013, we reported net income of $57 million, of which $33 million is attributable to the partnership, compared to net income of $95 million and net income attributable to the partnership of $68 million in the prior year comparative period. Net earnings decreased by $35 million compared to the third quarter of 2012. Earnings from operations for investments completed in the second half of 2012, including the completion of the Australian railroad expansion and investments in the UK regulated distribution business and South American toll roads, were more than offset by a number of factors, the most significant of which being a $25 million deferred tax recovery at our North American gas transmission operation recorded in the third quarter of 2012, a $25 million increase in depreciation and amortization expense associated with our expanded asset base and a $14 million deferred tax charge recorded on the sale of our Pacific Northwest timberlands.

Revenues totaled $431 million for the third quarter of 2013, representing a year-over-year increase of $57 million, or 15%. Approximately $68 million of the increase relates to acquisitions made in the second half of 2012, in particular the investments in our UK regulated distribution and district energy businesses which contributed incremental revenues of $25 million and $16 million, respectively. Our Chilean toll road contributed incremental revenues of $26 million, as we now consolidate this business following our additional investment in the fourth quarter of 2012 (it was equity accounted for in the prior year). Finally, $20 million of additional revenues were generated from the completion of our Australian railroad’s expansion project. These increases were partially offset by a decrease in revenues at our Australian coal terminal and our Colombian regulated distribution business, predominantly due to the depreciation of the Australian dollar and the Colombian peso, respectively.

Direct operating expenses totaled $187 million for the third quarter of 2013, which is a decrease of $3 million, or 2%, compared to the same period in 2012. The aforementioned investments made in the second half of 2012 in the direct energy business, Chilean toll roads and UK regulated distribution business contributed to an $18 million increase, in addition to the expanded Australian railroad business which contributed $5 million to the increase. These increases were more than offset by a $26 million decrease in direct operating costs at our Australian coal terminal and Colombian regulated distribution business predominantly due to foreign exchange.

General and administrative expenses totaled $28 million for the quarter ended September 30, 2013, which was a $3 million increase over 2012. This line item is primarily comprised of a management fee that is paid to Brookfield, which is equal to 1.25% of the partnership’s market value plus recourse debt, net of cash. It also includes certain public company expenditures relating to the on-going operations of the partnership. The base management fee increased year-over-year due to an increase in our market capitalization attributable to the equity issuances in May 2013 and the higher trading price of our partnership units.

Depreciation and amortization expense totaled $81 million in the third quarter of 2013, an increase of $25 million over the third quarter of 2012. The aforementioned expansion of the Australian railroad operations and impact of new investments in addition to higher property, plant and equipment values as a result of our annual revaluation process, contributed to the increase year over year.

Interest expense in the third quarter of 2013 totaled $87 million, compared to $75 million for the same quarter in the prior year. Interest expense increased by $19 million as a result of new investments made, as well as higher borrowings at our Australian railroad due to our expansion program. These increases were partially offset by $2 million of interest savings as a result of lower borrowing costs on our corporate credit facility following receipt of an investment grade credit rating and the replacement of higher cost legacy corporate debt with corporate bonds issued in the fourth quarter of 2012.

Earnings from investments in associates decreased from $40 million in the third quarter of 2012 to $20 million in the current quarter. The decrease is primarily attributable to a $25 million deferred tax recovery at our North American energy transmission business in the third quarter of 2012 and $10 million of breakage costs associated with the recent financing completed at our European port operations, partially offset by an incremental $10 million of earnings from our Brazilian toll road business acquired in the fourth quarter of 2012.

Summary Statements of Financial Position	As of

(US$ MILLIONS)	September 30, 2013	December 31, 2012
Cash and cash equivalents	$ 280	$ 263
Total assets	15,465	19,718
Corporate borrowings	578	946
Non-recourse borrowings	5,726	6,993
Non-controlling interest – in operating subsidiaries	1,314	2,784
Partnership capital[1]	5,052	5,024

1.	Includes partnership capital attributable to non-controlling interests — Redeemable Partnership units held by Brookfield, general partner and limited partners.

As of September 30, 2013, we had $15,465 million in assets, compared to $19,718 million at the end of 2012. This $4,253 million decrease is primarily due to the sale of the timber business, which reduced total assets by almost $4,400 million, in addition to foreign currency translation losses of approximately $300 million that resulted from the depreciation of the Australian and Canadian dollar relative to the U.S. dollar, partially offset by a $500 million additional investment we made in our Brazilian toll road business.

Corporate borrowings decreased to $578 million at September 30, 2013, compared to $946 million as of December 31, 2012, mainly due to the repayment of the corporate credit facility during the period with proceeds from the sale of the timber business, as well as from funds raised from the equity offering that closed on May 7, 2013.

Non-recourse borrowings decreased by $1,267 million to $5,726 million at September 30, 2013 from $6,993 million at December 31, 2012. The decrease is primarily attributable to the disposition of our timber business, which combined with the impact of the depreciation of the Australian and Canadian dollar relative to the U.S. dollar led to a decrease in debt balances by approximately $1,700 million, partially offset by incremental debt of $400 million that was raised during the year at our Australian railroad operations.

Non-controlling interest decreased by $1,470 million to $1,314 million at the end of the quarter. This decrease relates mainly to the sale of the timber business, which resulted in a reduction of approximately $1,600 million in non-controlling interest. This decrease was partially offset by an increase in non-controlling interest of $106 million relating to the partial sale of our UK regulated distribution business in the first quarter of 2013.

Our partnership capital remained relatively consistent with our balance as at December 31, 2012. During the period, our $340 million equity issuance, earnings of $137 million and a $106 million gain recognized on the partial sale of our UK regulated distribution operation were largely offset by foreign exchange translation losses of approximately $200 million and distributions of $290 million.

Summary of Quarterly Results

Total revenues and net income for the eight most recent quarters are as follows:

THREE MONTHS ENDED	2013			2012				2011

(US$ MILLIONS, EXCEPT PER UNIT AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$431	$462	$463	$451	$374	$368	$331	$286
Direct operating costs	(187)	(202)	(222)	(229)	(190)	(187)	(160)	(146)
Equity accounted income (loss)	20	18	17	(8)	40	(32)	—	38
Expenses
Interest	(87)	(90)	(87)	(98)	(75)	(75)	(74)	(64)
Corporate costs	(28)	(26)	(28)	(28)	(25)	(22)	(20)	(18)
Valuation items
Fair value changes and other	(33)	107	(99)	(5)	14	(29)	(20)	(52)
Depreciation and amortization	(81)	(83)	(86)	(73)	(56)	(53)	(49)	(37)
Income tax recovery (expense)	33	(36)	20	4	6	16	4	(18)

Net income (loss) from continuing operations	68	150	(22)	14	88	(14)	12	(11)
(Loss) income from discontinued operations, net of tax	(11)	35	21	166	7	7	11	166

Net income (loss)	57	185	(1)	180	95	(7)	23	155
Net attributable income to others	39	97	24	147	49	14	16	119
Net income (loss) attributable to limited partners	18	88	(25)	33	46	(21)	7	36

Per limited partnership unit	$0.12	$0.60	$(0.17)	$0.23	$0.33	$(0.16)	$0.05	$0.29

A significant driver of our results continues to be new investments that we execute plus organic expansion projects we commission within our asset portfolio. These add to the ongoing cash flow profile of our current businesses. These factors all contribute to the continual increase in our revenues, operating costs, interest costs and depreciation expense. In addition to the factors mentioned, net income is also impacted by other items that relate to fair value adjustments to our assets, liabilities, and financial instruments.

We do not consider the effects of seasonality to be significant to the business overall. This is primarily due to the diversification of our business from a geographic and a segment perspective.

OPERATING PLATFORMS

In this section, we review the results of our principal operating segments: utilities, transport, and energy. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method, whereby the Partnership either controls or exercises significant influence over its investments. See “Discussion of Segment Reconciling Items” on page 61 for a reconciliation of segment results to the Partnership’s statement of operating results in accordance with IFRS.

Utilities Operations

Our utilities platform is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. In all cases, we own and operate assets that earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities platform, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Virtually all of our utility platform’s Adjusted EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities platform are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, as well as our AFFO yield.

Our utilities platform is comprised of the following:

Regulated Terminal

•	One of the world’s largest coal export terminals in Australia, with 85 mtpa of coal handling capacity

Electricity Transmission

•	Approximately 9,900 kilometres of transmission lines in North and South America

Regulated Distribution

•	Almost 2.5 million electricity and natural gas connections

Results of Operations

The following table presents our proportionate share of our rate base and selected key metrics:

	Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012
Rate base, start of period	$4,580	$ 3,544	$4,790	$ 3,316
Impact of mergers and acquisitions	—	—	—	82
Capital expenditures commissioned	62	30	205	97
Inflation and other indexation	35	25	136	139
Regulatory depreciation	(20)	(20)	(60)	(86)
Foreign exchange	122	60	(292)	91

Rate base, end of period	$ 4,779	$ 3,639	$ 4,779	$ 3,639

	Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012
Funds from operations (FFO)	$ 97	$ 80	$ 285	$ 223
Maintenance capital	(6)	(6)	(20)	(18)

Adjusted funds from operations (AFFO)	$ 91	$ 74	$ 265	$ 205

Return on rate base[1,3]	11%	12%	11%	12%
AFFO yield[2,3]	15%	16%	15%	15%

1.	Return on rate base is Adjusted EBITDA divided by time weighted average rate base.
2.	AFFO yield is AFFO divided by time weighted average invested capital.
3.	Return on rate base and AFFO yield excludes impact of connections revenues at our UK regulated distribution operation.

For the three months ended September 30, 2013, our utilities platform produced FFO of $97 million, compared with $80 million in the same period in the prior year. The increase in FFO was primarily attributable to new investment activity in Q4’12 that doubled the size of our UK regulated distribution business, the increased ownership of our Chilean electricity transmission system, in addition to organic growth in the business from inflation indexation, additions to our rate base and lower financing costs. For the period, our utilities business earned an AFFO yield of 15% and a return on rate base of 11%, relatively consistent with prior year levels and in accordance with our expectations.

The following table presents our utilities platform’s proportionate share of financial results:

	Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012
Revenue	$ 191	$ 184	$ 584	$ 524
Connection revenue	13	13	38	33
Costs attributed to revenues	(66)	(78)	(213)	(219)

Adjusted EBITDA	138	119	409	338
Interest expense	(43)	(40)	(131)	(118)
Other income	2	1	7	3

Funds from operations (FFO)	97	80	285	223
Depreciation and amortization	(34)	(28)	(116)	(87)
Deferred taxes and other items	1	(14)	(40)	(38)

Net income	$ 64	$ 38	$ 129	$ 98

The following table presents our proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA				FFO

	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012	2013	2012	2013	2012
Regulated Distribution	$64	$50	$177	$133	$50	$37	$136	$95
Regulated Terminal	41	45	130	135	22	25	68	75
Electricity Transmission	33	24	102	70	25	18	81	53

Total	$138	$119	$409	$338	$97	$80	$285	$223

Our regulated distribution operations generated Adjusted EBITDA and FFO of $64 million and $50 million, respectively, for the current quarter, versus $50 million and $37 million, respectively, in the comparative period. These increases reflects growth in our rate base due to the acquisition of our UK regulated distribution business in November 2012. Excluding the impact of the acquisition, results were ahead of prior year due to an increase in the number of in-place connections and inflation indexation.

Our regulated terminal operation reported Adjusted EBITDA and FFO of $41 million and $22 million, respectively, for the three months ended September 30, 2013, versus $45 million and $25 million, respectively, in the comparative period. Adjusted EBITDA and FFO were marginally lower versus prior year due to the impact of foreign exchange. In natural currency terms, the terminal’s results were consistent with the prior year.

Our electricity transmission operations reported Adjusted EBITDA and FFO of $33 million and $25 million, respectively, for the current quarter, versus $24 million and $18 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased primarily due to our increased ownership of the Chilean transmission system which was completed in the fourth quarter of 2012, inflation indexation and the commissioning of projects into the rate base.

Business Development and Outlook

Within our utilities platform, we have numerous opportunities to upgrade and expand our rate base. While we are required to make certain capital expenditures to maintain safety and reliability, we will direct discretionary capital to those businesses that provide the highest risk-adjusted returns. In our utilities platform, we expect to earn a return on rate base on incremental investments, which is consistent with our current return on rate base.

Our capital backlog is comprised of investments that will increase our rate base, for which we have not yet invested capital. It is defined as projects that have been awarded to us, as well as projects that have been filed with the regulator with anticipated expenditures within the next two years.

The following table presents our proportionate share of our capital backlog:

	Three Months Ended September 30		Nine Months Ended September 30

(US$ MILLIONS)	2013	2012	2013	2012
Capital project backlog, start of period	$317	$299	$326	$284
Additional capital projects mandates	59	48	197	137
Less capital expenditures	(72)	(48)	(201)	(125)
Foreign exchange and other	15	5	(3)	8

Capital backlog, end of period	319	304	319	304
Construction work in progress	122	96	122	96

Total capital to be commissioned into rate base	$441	$400	$441	$400

We finished the period with a capital backlog of $319 million, a decrease of $7 million from December 31, 2012. Since year end, we were awarded capital projects of $197 million, however, these contributions were offset by capital expenditures of $201 million and unfavorable foreign currency movements of $3 million. As at September 30, 2013, our UK regulated distribution business, Chilean transmission system and Australian coal terminal were the largest contributors to our capital backlog at $204 million, $55 million, and $28 million, respectively.

In addition, our construction work in progress was $122 million at quarter end, a $26 million increase from December 31, 2012, as capital expenditures exceeded projects commissioned during the nine months ended September 30, 2013. Construction work in progress represents capital that we have invested that will begin generating cash flows upon being commissioned and added to our rate base. This is primarily made up of capital invested at our Texas transmission system, where the second segment was commissioned and on-line subsequent to period end, and we expect to have the project fully commissioned into the rate base by the end of the year. We finished the quarter with $441 million of capital that will be commissioned into our rate base, predominantly from our UK regulated distribution business.

Transport Operations

Our transport platform is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. This operating platform is comprised of businesses with price ceilings as a result of regulation, such as our railroad and toll road operations, as well as unregulated businesses, such as our ports. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Our transport platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our transport platform mitigates the impact of fluctuations in demand from any particular sector, commodity, or customer. Approximately 75% of our transport platform’s Adjusted EBITDA is supported by long-term contractual revenues.

Our objectives for our transport platform are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin, as well as our AFFO yield.

Our transport platform is comprised of the following:

Railroad

•	Sole provider of rail service in Southwestern Western Australia, with approximately 5,100 kilometres of tracks

Toll Roads

•	3,200 kilometres of toll roads in Brazil and Chile

Ports

•	28 terminals primarily in the UK and across Europe

Results of Operations

The following table presents our proportionate share of the key metrics of our transport platform:

	Three Months Ended September 30		Nine Months Ended September 30

(US$ MILLIONS)	2013	2012	2013	2012
Growth capital expenditures	$ 61	$ 79	$ 143	$ 329
Adjusted EBITDA margin[1]	50%	37%	47%	36%
Funds from operations (FFO)	82	40	232	114
Maintenance capital	(17)	(12)	(43)	(27)

Adjusted funds from operations (AFFO)	$ 65	$ 28	$ 189	$ 87

AFFO yield[2]	16%	9%	16%	9%

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.
2.	AFFO yield is AFFO divided by time weighted average invested capital.

In our transport platform, we generated FFO of $82 million in the third quarter of 2013 compared to $40 million in the same period of 2012. The increase in FFO was primarily driven by commissioning of our Australian railroad’s expansion program, as well as a contribution from the toll road businesses we acquired in the fourth quarter of 2012. FFO also benefited from a partial period contribution from increase in ownership of Brazilian toll roads business completed in September. AFFO yield for the segment was 16% for the quarter, up from the prior year due primarily to the aforementioned increase in FFO.

The following table presents our transport platform’s proportionate share of financial results:

	Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012
Revenues	$ 256	$ 172	$ 760	$ 517
Cost attributed to revenues	(128)	(109)	(406)	(333)

Adjusted EBITDA	128	63	354	184
Interest expense	(39)	(24)	(113)	(71)
Other (expenses) income	(7)	1	(9)	1

Funds from operations (FFO)	82	40	232	114
Depreciation and amortization	(42)	(27)	(135)	(81)
Deferred taxes and other items	(17)	—	(44)	(16)

Net income	$ 23	$ 13	$ 53	$ 17

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA				FFO

	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012	2013	2012	2013	2012
Railroad	$62	$40	$185	$115	$45	$29	$139	$81
Toll Roads	47	4	114	12	26	1	62	3
Ports	19	19	55	57	11	10	31	30

Total	$128	$63	$354	$184	$82	$40	$232	$114

For the three months ended September 30, 2013, our Australian railroad reported Adjusted EBITDA and FFO of $62 million and $45 million, respectively, versus $40 million and $29 million, respectively, in the prior year period. The increase was driven by higher contributions from our expansion program, where volumes ramped up substantially over the past year reaching full take-or-pay volumes in March 2013.

Our toll roads contributed Adjusted EBITDA and FFO of $47 million and $26 million, respectively, compared to Adjusted EBITDA and FFO of $4 million and $1 million in the comparative period, respectively, primarily as a result of the expansion we completed in Brazil in the fourth quarter of 2012, as well as the benefit from a partial period contribution from an increase in ownership of those same roads which we completed in September.

For the current period, our port operations reported Adjusted EBITDA and FFO of $19 million and $11 million, respectively, compared to Adjusted EBITDA and FFO of $19 million and $10 million, respectively, in the comparative period. Adjusted EBITDA was in line with the prior year, while FFO increased due to lower borrowing costs following the refinancing of our Continental European ports operations that closed in July.

Non-cash expenses are primarily comprised of depreciation, amortization and deferred taxes. Depreciation and amortization increased to $42 million for the current quarter from $27 million in 2012, primarily due to additional depreciation on our recently commissioned Australian railroad expansion and toll road acquisition. Deferred taxes and other expenses increased from the prior year primarily due to $10 million of breakage costs associated with the recent refinancing completed at our European port operations.

Energy Operations

Our energy platform is comprised of systems that provide energy transportation, storage, and distribution services. Profitability is based on the volume and price achieved for the provision of these services. This operating platform is comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy platform is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are typically generated under contracts with varying durations and are relatively stable. Approximately 80% of our energy platform’s Adjusted EBITDA is supported by long-term contractual revenues.

Our objectives for our energy platform are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin, as well as our AFFO yield.

Our energy platform is comprised of the following:

Energy Transmission, Distribution and Storage

•	15,500 kilometres of natural gas transmission pipelines, located primarily in the U.S.

•	Gas distribution to over 50,000 customers

•	300 billion cubic feet of natural gas storage in the U.S. and Canada

District Energy

•	522 Megawatt thermal district heating system and 82,300 contracted ton deep lake water cooling system in Canada

Results of Operations

The following table presents our proportionate share of the key metrics of our Energy platform:

	Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012
Growth capital expenditures	$ 5	$ 4	$ 12	$ 10
Adjusted EBITDA margin[1]	47%	42%	47%	47%
Funds from operations (FFO)	14	14	54	55
Maintenance capital	(11)	(14)	(28)	(26)

Adjusted funds from operations (AFFO)	$ 3	$ —	$ 26	$ 29

AFFO yield[2]	1%	—%	4%	6%

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.
2.	AFFO yield is AFFO divided by time weighted average invested capital.

In our energy platform, we generated FFO of $14 million in 2013, in line with the comparative period in 2012, as the benefit of the district energy acquisition that closed in 2012 and investments in our Australian energy distribution operation were offset by the impact of a challenging North American natural gas market. AFFO yield was 1% for the period, which is in line with prior year levels. Maintenance capital expenditures were $11 million, which is higher than the average quarterly sustainable level of $3 million to $5 million. The higher than average expenditures are primarily attributable to certain larger scale projects at our North American energy transmission business that are non-recurring.

The following table presents our Energy platform’s proportionate share of financial results:

	Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012
Revenues	$ 66	$ 72	$ 221	$ 227
Cost attributed to revenues	(35)	(42)	(117)	(120)

Adjusted EBITDA	31	30	104	107
Interest expense	(18)	(17)	(52)	(53)
Other income	1	1	2	1

Funds from operations (FFO)	14	14	54	55
Depreciation and amortization	(17)	(14)	(51)	(41)
Deferred taxes and other items	4	24	13	—

Net income	$ 1	$ 24	$ 16	$ 14

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA				FFO

	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012	2013	2012	2013	2012
Energy Transmission, Distribution & Storage	$ 29	$ 30	$ 97	$ 107	$ 13	$ 14	$ 50	$ 55
District Energy	2	—	7	—	1	—	4	—

Total	$ 31	$ 30	$ 104	$ 107	$ 14	$ 14	$ 54	$ 55

For the three months ended September 30, 2013, our energy transmission, distribution and storage operations reported adjusted EBITDA and FFO of $29 million and $13 million respectively, marginally below Adjusted EBITDA of $30 million and FFO of $14 million respectively, in the comparative period. Adjusted EBITDA and FFO declined as weak market fundamentals continue to decrease transportation revenues at our North American energy transmission business, which were partially offset by the deployment of growth capital expenditures at our Australian operations.

Our district energy business contributed Adjusted EBITDA and FFO of $2 million and $1 million, respectively, for the third quarter of 2013. There are no prior year comparatives for this business as we made our first investment in the sector in the fourth quarter of 2012; however, the business continued to perform in line with expectations.

Non-cash expenses are primarily comprised of depreciation, amortization, and deferred taxes. Depreciation and amortization increased to $17 million for the current quarter from $14 million in 2012, primarily due to additional depreciation on the acquisition of our district energy business. Deferred taxes and other income decreased from the prior year as the prior year benefitted from a $25 million deferred tax recovery at our North American energy transmission operation.

In 2013, our natural gas transmission operations continued to be affected by weak market fundamentals in the natural gas market. We continue to monitor these market conditions, as well as the results of the business and will assess whether, if these conditions continue to persist, an impairment analysis will be required to be performed in the fourth quarter of 2013.

Corporate and other

The following table presents the components of Corporate and Other, on a proportionate basis:

	Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012
Timber EBITDA	$3	$10	$39	$35
General and administrative costs	(2)	(2)	(6)	(6)
Base management fee	(26)	(23)	(76)	(61)

Adjusted EBITDA	(25)	(15)	(43)	(32)
Other income	2	5	2	9
Financing costs
Timber	(1)	(7)	(13)	(21)
Corporate	(2)	(4)	(10)	(16)

Funds from operations (FFO)	(26)	(21)	(64)	(60)
Deferred taxes and other	(29)	14	3	(13)

Net loss	$(55)	$(7)	$(61)	$(73)

During the quarter we closed the sale of our final U.S timber operations for proceeds of $470 million. In the prior quarter we eliminated reporting on the timber segment and included results from our timber assets in our Corporate and other segment. FFO declined from the prior year due to the sale of U.S timberlands at the end of July.

General and administrative costs were consistent with the comparative period. We anticipate that our general and administrative costs, excluding the base management fee, will be in the range of $9 million to $11 million per year on an annualized basis.

We pay an annual base management fee to Brookfield equal to 1.25% of our market value, plus recourse debt, net of cash. The current quarterly fee is higher than the comparative period due to an increase in our market capitalization attributable to the equity issuance completed in May 2013 and the higher trading price of our partnership units in the intervening period.

Financing costs include interest expense and standby fees on our committed credit facility, less interest earned on cash balances. Financing costs for the current quarter were lower than the same period in the prior year due to lower interest costs on our corporate credit facility following the receipt of our investment grade credit rating, in addition to refinancing higher cost legacy debt with corporate bonds issued in October 2012.

Other income includes interest and distribution income earned on corporate cash and financial assets.

Deferred taxes and other income decreased by $43 million from $14 million of income recognized in the prior year comparative period to a $29 million loss in the current period. The decrease is due primarily to a $14 million deferred tax charge recorded on disposition of our U.S. timberlands, a $12 million valuation loss on certain hedging items and a $12 million deferred tax recovery in the third quarter of 2012.

SELECTED STATEMENT OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION

To measure performance, we focus on FFO and AFFO, among other measures. We also focus on Adjusted EBITDA and net income, taking into account items that we consider unusual or otherwise not reflective of the ongoing profitability of our operations. We define FFO as net income excluding the impact of depreciation and amortization, deferred taxes and other non-cash items and AFFO as FFO less maintenance capex, as detailed in the Reconciliation of Non-IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers, and FFO and AFFO have limitations as analytical tools. See the Reconciliation of Non-IFRS Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

Key Metrics	Three months ended September 30		Nine months ended September 30

(US$ MILLIONS, EXCEPT PER UNIT INFORMATION)	2013	2012	2013	2012
Funds from operations (FFO)	$ 167	$ 113	$ 507	$ 332
Per unit FFO[1]	0.80	0.58	2.47	1.76
Distributions	0.43	0.38	1.29	1.13
Payout ratio[2]	59%	70%	57%	68%
Growth of per unit FFO[1]	38%	(6%)	40%	(7%)
Adjusted funds from operations (AFFO)[3]	133	81	416	261
AFFO yield[4]	12%	8%	13%	9%

1.	Average units outstanding during the three and nine month period of 209.9 million and 205.5 million, respectively (2012: 194.8 million and 188.4 million, respectively).
2.	Payout ratio is defined as distributions to unitholders, including GP incentive distributions, divided by FFO.
3.	AFFO is defined as FFO less maintenance capital expenditures.
4.	AFFO yield is defined as AFFO divided by average time weighted invested capital.

In the third quarter of 2013, we posted strong results with FFO totaling $167 million ($0.80 per unit) compared to FFO of $113 million ($0.58 per unit) in the third quarter of 2012. This 48% increase (38% on a per unit basis) in year-over-year FFO was primarily driven by organic growth as we benefited from investments made to expand our railroad and utilities rate base, in addition to inflation indexation and high volumes in our transport business. Results also benefited from a solid contribution from utilities and transport acquisitions completed in the fourth quarter of 2012. For the quarter, we generated an AFFO yield of 12% and a payout ratio of 59%, which is conservative versus our target range of 60%-70%.

The following tables present selected statement of operating results and financial position information by operating platform on a proportionate basis:

Statement of Operating Results	Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012
Net income by segment
Utilities	$ 64	$ 38	$ 129	$ 98
Transport	23	13	53	17
Energy	1	24	16	14
Corporate and other	(55)	(7)	(61)	(73)

Net income	$ 33	$ 68	$ 137	$ 56

Adjusted EBITDA by segment
Utilities	$ 138	$ 119	$ 409	$ 338
Transport	128	63	354	184
Energy	31	30	104	107
Corporate and other	(25)	(15)	(43)	(32)

Adjusted EBITDA	$ 272	$ 197	$ 824	$ 597

FFO by segment
Utilities	$ 97	$ 80	$ 285	$ 223
Transport	82	40	232	114
Energy	14	14	54	55
Corporate and other	(26)	(21)	(64)	(60)

FFO	$ 167	$ 113	$ 507	$ 332

	As of

Statement of Financial Position (US$ MILLIONS)	September 30, 2013	December 31, 2012
Total assets by segment
Utilities	$ 5,311	$ 5,525
Transport	4,891	4,412
Energy	1,826	1,849
Corporate and other	(214)	895

Total assets	$ 11,814	$ 12,681

Net debt by segment
Utilities	$ 3,184	$ 3,307
Transport	2,490	2,077
Energy	883	911
Corporate and other	205	1,362

Net debt	$ 6,762	$ 7,657

Partnership capital by segment
Utilities	$ 2,127	$ 2,218
Transport	2,401	2,335
Energy	943	938
Corporate and other	(419)	(467)

Partnership capital	$ 5,052	$ 5,024

CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary.

Our group-wide liquidity was $2,312 million at September 30, 2013, up from $763 million at December 31, 2012, and was comprised of the following:

	As of
(US$ MILLIONS)	September 30, 2013	Dec. 31, 2012	Proforma Liquidity
Corporate cash and cash equivalents	$ 373	$ 7	$ 788
Committed corporate credit facility	1,400	855	1,400
Draws on corporate credit facility	(193)	(546)	(193)
Commitments under corporate credit facility	(95)	(92)	(95)
Proportionate cash retained in businesses	353	203	353
Proportionate availability under subsidiary credit facilities	474	336	474

Group-wide liquidity	$ 2,312	$ 763	$ 2,727

We finished the quarter with group wide liquidity of approximately $2.3 billion, up from $763 million at December 31, 2012. Approximately $1.6 billion of that total resides at the corporate level, an increase of almost $1.2 billion driven by the closing of the sales of our freehold timberlands, the May 2013 equity offering and the increase of our corporate credit facility, partially offset by a follow-on investment in our Brazilian toll road business completed in September. On a pro-forma basis, we have approximately $2 billion of liquidity at the corporate level, which includes the receipt of proceeds from the sale of our Australasian distribution business that is expected to close in the fourth quarter of 2013.

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. At the operating company level, we endeavour to maintain prudent levels of debt. We also strive to ladder our principal repayments over a number of years. On a proportionate basis as of September 30, 2013, scheduled principal repayments over the next five years are as follows:

(US$ MILLIONS)	Average Term (years)	2013	2014	2015	2016	2017	Beyond	Total
Recourse borrowings
Corporate borrowings	4	$—	$—	$—	$—	$578	$—	$578

Total recourse borrowings	4	—	—	—	—	578	—	578

Non-recourse borrowings[1,2]
Utilities	10	2	138	152	395	80	2,546	3,313
Transport	8	30	18	305	308	81	1,906	2,648
Energy	9	1	13	1	76	512	346	949

Total non-recourse borrowings[1,2]	10	30	169	458	779	673	4,798	6,910

Total borrowings[3]	10	$30	$169	$458	$779	$1,251	$4,798	$7,488

Cash retained in businesses
Utilities								$129
Transport								158
Energy								66
Corporate and other								373

Total cash retained								$726

Net debt
Utilities								$3,184
Transport								2,490
Energy								883
Corporate								205

Total net debt		—%	2%	6%	11%	17%	64%	$6,762

1.	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
2.

Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

3.

As of September 30, 2013, approximately 44% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 18% of our total borrowings.

The average cash interest rates for our utilities, transport, energy and corporate platforms were 5.7%, 6.1%, 6.8% and 3.2%, respectively (December 31, 2012: 6.2%, 7.4%, 7.4% and 4.0% respectively).

Our debt has an average term of nine years. On a proportionate basis, our net debt-to-capitalization ratio as of September 30, 2013 was 57%. Proportionate debt can be reconciled to consolidated debt as follows:

	As of
(US$ MILLIONS)	September 30, 2013	December 31, 2012
Consolidated debt	$6,304	$7,939
Less: borrowings attributable to non-controlling interest	(1,637)	(2,705)
Premium on debt and cross currency swaps	(10)	144
Add proportionate share of borrowings of investments in associates:
Utilities	1,124	1,038
Transport	922	666
Energy	785	785

Proportionate debt	$7,488	$7,867

CONTRACTUAL OBLIGATIONS

The table below outlines Brookfield Infrastructure’s contractual obligations as at September 30, 2013:

	Payments due by period
(US$ MILLIONS)	Total	Less than 1 year	1-2 years	2-5 years	5+ years
Accounts payable and other liabilities	$560	$436	$44	$42	$38
Interest-bearing liabilities	7,158	370	279	1,777	4,732
Finance lease liabilities	32	3	10	10	9
Other long-term liabilities	68	3	17	10	38

	$7,818	$812	$350	$1,839	$4,817

In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value, plus non-recourse debt of our partnership. Based on the market value of our partnership as of September 30, 2013, this fee is estimated to be approximately $104 million per year based on our current capitalization and unit price.

FINANCIAL INSTRUMENTS - FOREIGN CURRENCY HEDGING STRATEGY

To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient

The following table presents our hedged position in foreign currencies as of September 30, 2013:

	Net Investment Hedges
(US$ MILLIONS)	USD	AUD	GBP	NZD	CLP	BRL	CAD	EUR	COP
Equity Investment—US$	$669	$1,479	$833	$402	$327	$892	$178	$207	$65
FX contracts—US$	1,762	(309)	(748)	(402)	—	—	(148)	(155)	—

Net unhedged—US$	$2,431	$1,170	$85	$—	$327	$892	$30	$52	$65
Net equity investment—natural currency	669	1,587	515	484	165,178	1,980	183	153	124,462
FX contracts—natural currency	1,762	(332)	(462)	(484)	—	—	(153)	(114)	—

% of equity investment hedged	N/A	21%	90%	100%	—	—	75%	84%	—
Unhedged position in natural currency	N/A	1,255	53	—	165,178	1,980	30	39	124,462

At September 30, 2013, we had hedges in place equal to approximately 40% of our net equity investment in foreign currencies. In the three months ended September 30, 2013, we recorded losses in comprehensive income of $75 million related to these contracts, offset by a gain on foreign currency translation of $128 million.

In addition we have also implemented an FFO hedging program by entering into foreign exchange contracts to lock in approximately 80% of our forecasted FFO denominated in AUD, GBP, EUR, and NZD for the next 18 months. As these forward contracts settle, we intend to roll over the contracts so that we will continue to have approximately 80% of the next 18 months of forecasted FFO hedged. We will periodically re-evaluate this strategy.

For the three months ended September 30, 2013, 6%, 37%, and 21% of our FFO was generated in USD, AUD, and GBP, respectively, with the remaining 36% generated in other currencies. As a result of our FFO hedging program, 61%, 4%, and 6% of our FFO was effectively generated in USD, AUD, and GBP, respectively, with the remaining 29% generated in other currencies. For the period, a 10% change in the average exchange rate of our foreign currencies would have resulted in approximately an $7 million, or 4%, change in FFO. Without the implementation of our FFO hedging program, the sensitivity to the same movement in the average exchange rate would have resulted in an approximate $16 million, or 9%, variance in FFO.

CAPITAL REINVESTMENT

Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. We will seek to raise additional equity if we believe that we can earn returns on these investments in excess of the cost of the incremental equity.

The following table highlights the sources and uses of cash for the year:

	Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012
Funds from operations (FFO)	$ 167	$ 113	$ 507	$ 332
Less maintenance capital	(34)	(32)	(91)	(71)

Funds available for distribution (AFFO)	133	81	416	261
Distributions paid	(98)	(79)	(290)	(225)

Funds available for reinvestment	35	2	126	36

Growth capital expenditures	(138)	(131)	(356)	(464)
Asset level debt funding of growth capex	119	107	254	382
New investments, net of disposals	(25)	(20)	158	(91)
Asset level financings (repayments)	75	(9)	341	(225)
Draws (repayments) on corporate credit facility	193	(285)	(353)	92
Proceeds from equity issuance	2	497	333	497
Changes in working capital and other	50	32	13	(61)

Change in proportionate cash retained in business	311	193	516	166
Opening, proportionate cash retained in business	415	179	210	206

Closing, proportionate cash retained in business	$ 726	$ 372	$ 726	$ 372

The following table presents the components of growth and maintenance capital expenditures by operating platform:

	Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012
Growth capital expenditures by segment
Utilities	$ 72	$ 48	$ 201	$ 125
Transport	61	79	143	329
Energy	5	4	12	10

	$ 138	$ 131	$ 356	$ 464

	Current Quarter Estimated Sustaining Capex		Actual Capex

THREE MONTHS ENDED SEPTEMBER 30			Three months ended September 30		Nine months ended September 30
(US$ MILLIONS)	Low	High	2013	2012	2013	2012
Maintenance capital expenditures by segment
Utilities	$7	$9	$6	$6	$20	$18
Transport	18	20	17	12	43	27
Energy	3	5	11	14	28	26

	$28	$34	$34	$32	$91	$71

For the quarter, our maintenance capital expenditures are within the expected range required to maintain our infrastructure assets.

PARTNERSHIP CAPITAL

The total number of partnership units outstanding was comprised of the following:

	As of

	September 30, 2013	December 31, 2012
Redeemable partnership units, held by Brookfield	58,739,416	56,137,081
General partnership units	1,066,929	1,066,929
Limited partnership units	150,213,524	143,567,955

Total	210,019,869	200,771,965

On May 7, 2013, Brookfield Infrastructure issued 6.5 million LP units at a gross price of $37.75 under our shelf registrations in the U.S. and Canada and 2.5 million Redeemable Partnership units to Brookfield for total proceeds of $330 million (net of $11 million in underwriters’ commission and other issuance costs).

The partnership had total units outstanding of 210,019,869 as of September 30, 2013.

The general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on partnership units exceed $0.305 per quarter, the incentive distribution rights entitle the general partner to 15% of incremental distributions above this threshold to $0.33 per unit. To the extent that distributions on limited partnership units exceed $0.33 per unit, the incentive distribution rights entitle the general partner to 25% of incremental distributions above this threshold. During the three and nine months ended September 30, 2013, an incentive distribution of $8 million and $24 million, respectively, was paid to the general partner (2012: $4 million and $12 million, respectively).

RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the financial statements.

The immediate parent of Brookfield Infrastructure, Brookfield Infrastructure Partners Limited, is the managing general partner of the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

Transactions with the immediate parent

Throughout the period, the managing general partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the Partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and nine months ended September 30, 2013 (less than $1 million during the three and nine months ended September 30, 2012).

Transactions with other related parties

Since inception, Brookfield Infrastructure had a management agreement with its external managers, wholly owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Manager equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $26 million and $76 million, respectively, for the three and nine months ended September 30, 2013 ($23 million and $61 million, respectively, for the three and nine months ended September 30, 2012).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the volume weighted average of the closing prices of the partnership’s units on the NYSE (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield’s interest in Brookfield Infrastructure into units of the partnership), plus the amount of third party debt, net of cash, with recourse to the partnership and certain holding entities held directly by the Partnership.

During the three and nine months ended September 30, 2013, $2 million and $6 million, respectively, was reimbursed at cost to the manager of the Partnership ($2 million and $6 million, respectively, during the three and nine months ended September 30, 2012). These amounts represent third-party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At September 30, 2013, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2012: $1 million) and earned interest of less than $1 million for the three and nine months ended September 30, 2013 (less than $1 million during the three and nine months ended September 30, 2012).

Brookfield Infrastructure’s North American district energy operation has various right-of-way easements on market terms with subsidiaries of Brookfield Office Properties Inc., a subsidiary of Brookfield.

OFF-BALANCE SHEET ARRANGEMENTS

Brookfield Infrastructure has no off-balance sheet arrangements.

Brookfield Infrastructure, on behalf of our subsidiaries provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at September 30, 2013, letters of credit issued by subsidiaries of Brookfield Infrastructure amounted to $95 million.

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

To measure performance, amongst other measures, we focus on FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred taxes and other items as shown in the reconciliation below. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers.

FFO has limitations as an analytical tool:

•

FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

•	FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income.

Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our Partnership’s distribution policy.

When viewed with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We also add back fair value adjustments and mark-to-market adjustments recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items.

The following table reconciles FFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the Partnership.

	Three months ended September 30		Nine months ended September 30
(US$ MILLIONS)	2013	2012	2013	2012
Net income attributable to partnership[1]	$33	$68	$137	$56
Add back or deduct the following:
Depreciation and amortization	93	69	302	209
Valuation losses (gains) and other	2	11	(44)	88
Breakage and transaction costs	11	—	50	32
Deferred taxes	28	(35)	62	(53)

FFO	167	113	507	332
Maintenance capital	(34)	(32)	(91)	(71)

AFFO	$133	$81	$416	$261

1.	Includes net income attributable to non-controlling interests — Redeemable Partnership units held by Brookfield, general partner and limited partners.

The difference between net income and FFO is primarily attributable to depreciation and amortization expenses.

In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

In order to assess our performance as stewards of capital, we track our AFFO yield, which is a proxy for our returns on invested capital. Invested capital is meant to track the initial investment that we make in a business plus all cash flow that we re-invest in the business. We define invested capital as partnership capital adding back the following items: non-cash income statement items net of maintenance capital expenditures as well as other comprehensive income, as shown in the reconciliation below. Invested capital is a measure that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Invested capital is therefore unlikely to be comparable to similar measures presented by other issuers. Invested capital has limitations as a tool to measure returns on capital invested as follows:

•	Invested capital does not fully deduct depreciation expense;

•	Invested capital does not include non-cash income statement items; and

•	Invested capital does not include accumulated other comprehensive income.

Because of these limitations of invested capital and the limitations of FFO previously discussed, AFFO yield should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. We compensate for these limitations by relying on our IFRS results and using AFFO yield only supplementally. However, invested capital is a key measure that we use to evaluate the performance of our operations.

When viewed in conjunction with our IFRS results, we believe that AFFO yield provides a more complete understanding of our investment in each of our businesses. AFFO yield allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash impacts on our capital base. We add back maintenance capital expenditures in order to capture the difference between depreciation and our sustaining capital investment which must be reinvested in our business. Minority interest is excluded as this represents capital invested by other shareholders. Non-cash income statement items are not included as these balances do not represent cash returned or reinvested in our assets. The impact of other comprehensive income is not included as these are unrealized adjustments to partnership capital, such as fair value adjustments or non-cash gains or losses on foreign exchange.

The following table reconciles invested capital to the most directly comparable IFRS measure, which is partnership capital, as of September 30, 2013:

(US$ MILLIONS)	Utilities	Transport	Energy	Other	Total
Partnership capital	$2,127	$2,401	$943	$(419)	$5,052
Cumulative differences[1]	403	(1)	(138)	(208)	56
Maintenance capital expenditures	(20)	(43)	(28)	—	(91)
Non-cash statement of operating results items	156	179	38	(3)	370
Accumulated other comprehensive income and other	(577)	(499)	70	255	(751)

Invested capital	$2,089	$2,037	$885	$(375)	$4,636

Weighted average invested capital
Three months ended September 30, 2013	$2,052	$1,643	$885	$38	$4,618
Nine months ended September 30, 2013	$2,026	$1,625	$870	$(115)	$4,406

1.	Cumulative differences are comprised of total cumulative maintenance capital expenditures, non-cash statement of operating results items and other adjustments since capital was invested.

The following table reconciles invested capital to the most directly comparable IFRS measure, which is partnership capital, as of December 31, 2012:

(US$ MILLIONS)	Utilities	Transport	Energy	Other	Total
Partnership capital	$2,218	$2,335	$938	$(467)	$5,024
Cumulative differences[1]	231	(91)	(177)	(154)	(191)
Maintenance capital expenditures	(25)	(45)	(37)	(2)	(109)
Non-cash statement of operating results items	197	135	76	(52)	356
Accumulated other comprehensive income and other	(614)	(628)	56	281	(905)

Invested capital	$2,007	$1,706	$856	$(394)	$4,175

Weighted average invested capital
Three months ended September 30, 2012	$1,542	$1,231	$773	$364	$3,912
Nine months ended September 30, 2012	$1,482	$1,222	$652	$539	$3,895

1.	Cumulative differences are comprised of total cumulative maintenance capital expenditures, non-cash statement of operating results items and other adjustments since capital was invested.

We also use Adjusted EBITDA as a measure of performance. We define Adjusted EBITDA as FFO excluding the impact of interest expense, cash taxes and other income (expenses). Adjusted EBITDA is expressed as gross margin in our consolidated statements of operating results.

Reconciliation of Operating Segments

Adjusted EBITDA, FFO, and AFFO are presented based on Brookfield Infrastructure’s proportionate share of results in operations accounted for using consolidation and the equity method whereby the Partnership either controls or exercises significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating platforms on the Partnership’s overall performance. As a result, segment depreciation and amortization, deferred taxes, fair value adjustments, revaluation gains and other items are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above-noted items.

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method whereby the Partnership either controls or exercises significant influence over the investment respectively. These tables reconcile Brookfield Infrastructure’s proportionate results to the Partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the Partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See “Discussion of Segment Reconciling Items” on page 61 for a reconciliation of segment results to the Partnership’s statement of operating results in accordance with IFRS.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 (US$ MILLIONS)	Utilities	Transport	Energy	Corporate & Other	Total	Contribution from investments in associates	Attributable to non- controlling interest	Discontinued Operations	As per IFRS financials
Revenues	$204	$256	$66	$7	$533	$(225)	$130	$(7)	$431
Costs attributed to revenues	(66)	(128)	(35)	(4)	(233)	110	(68)	4	(187)
General and administrative cost	—	—	—	(28)	(28)	—	—	—	(28)

Adjusted EBITDA	138	128	31	(25)	272	(115)	62	(3)
Other income	3	—	1	1	5	(3)	3	—	5
Interest expense	(43)	(39)	(18)	(3)	(103)	39	(24)	1	(87)
Cash taxes	(1)	(7)	—	1	(7)	7	(4)	18	14

FFO	97	82	14	(26)	167	(72)	37	16
Depreciation and amortization	(34)	(42)	(17)	—	(93)	35	(23)	—	(81)
Deferred taxes	15	1	4	(48)	(28)	3	14	30	19
Mark-to-market on hedging items	3	—	—	(12)	(9)	(8)	(2)	—	(19)
Other (expenses) income	(17)	(18)	—	31	(4)	22	(4)	(33)	(19)
Share of earnings from associates	—	—	—	—	—	20	—	—	20
Income from discontinued operations, net of tax	—	—	—	—	—	—	—	(11)	(11)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(22)	(2)	(24)

Net income (loss) attributable to partnership[1]	$64	$23	$1	$(55)	$33	$—	$—	$—	$33

1.	Includes net income (loss) attributable to non-controlling interests-Redeemable partnership units held by Brookfield, general partner and limited partners.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012 (US$ MILLIONS)	Utilities	Transport	Energy	Corporate & Other	Total	Contribution from investments in associates	Attributable to non- controlling interest	Discontinued Operations	As per IFRS financials
Revenues	$197	$172	$72	$32	$473	$(174)	$107	$(32)	$374
Costs attributed to revenues	(78)	(109)	(42)	(22)	(251)	98	(59)	22	(190)
General and administrative cost	—	—	—	(25)	(25)	—	—	—	(25)

Adjusted EBITDA	119	63	30	(15)	197	(76)	48	(10)
Other income	2	2	1	6	11	—	1	—	12
Interest expense	(40)	(24)	(17)	(11)	(92)	33	(23)	7	(75)
Cash taxes	(1)	(1)	—	(1)	(3)	1	(3)	—	(5)

FFO	80	40	14	(21)	113	(42)	23	(3)
Depreciation and amortization	(28)	(27)	(14)	—	(69)	28	(15)	—	(56)
Deferred taxes	1	(2)	24	12	35	(24)	—	—	11
Mark-to-market on hedging items	—	(1)	—	(5)	(6)	2	(2)	—	(6)
Other (expenses) income	(15)	3	—	7	(5)	(4)	17	—	8
Share of earnings from associates	—	—	—	—	—	40	—	—	40
Income from discontinued operations, net of tax	—	—	—	—	—	—	—	7	7
Net income attributable to non-controlling interest	—	—	—	—	—	—	(23)	(4)	(27)

Net income (loss) attributable to partnership[1]	$38	$13	$24	$(7)	$68	$—	$—	$—	$68

1.	Includes net income (loss) attributable to non-controlling interests-Redeemable partnership units held by Brookfield, general partner and limited partners.

	Brookfield Infrastructure’s Share
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 (US$ MILLIONS)	Utilities	Transport	Energy	Corporate & Other	Total	Contribution from investments in associates	Attributable to non- controlling interest	Discontinued Operations	As per IFRS financials
Revenues	$622	$760	$221	$83	$1,686	$(653)	$406	$(83)	$1,356
Costs attributed to revenues	(213)	(406)	(117)	(44)	(780)	337	(212)	44	(611)
General and administrative cost	——	—	—	(82)	(82)	—	—	—	(82)

Adjusted EBITDA	409	354	104	(43)	824	(316)	194	(39)
Other income	9	7	2	1	19	(10)	7	—	16
Interest expense	(131)	(113)	(52)	(23)	(319)	115	(73)	13	(264)
Cash taxes	(2)	(16)	—	1	(17)	18	(15)	18	4

FFO	285	232	54	(64)	507	(193)	113	(8)
Depreciation and amortization	(116)	(135)	(51)	—	(302)	123	(71)	—	(250)
Deferred taxes	1	8	13	(84)	(62)	(1)	21	55	13
Mark-to-market on hedging items	(3)	—	3	21	21	(14)	5	—	12
Other (expenses) income	(38)	(52)	(3)	66	(27)	30	(7)	(49)	(53)
Share of earnings from associates	—	—	—	—	—	55	—	—	55
Income from discontinued operations, net of tax	—	—	—	—	—	—	—	45	45
Net income attributable to non-controlling interest	—	—	—	—	—	—	(61)	(43)	(104)

Net income (loss) attributable to partnership[1]	$129	$53	$16	$(61)	$137	$—	$—	$—	$137

1.	Includes net income (loss) attributable to non-controlling interests-Redeemable partnership units held by Brookfield, general partner and limited partners.

	Brookfield Infrastructure’s Shares
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 (US$ MILLIONS)	Utilities	Transport	Energy	Corporate & Other	Total	Contribution from investments in associates	Attributable to non- controlling interest	Discontinued Operations	As per IFRS financials
Revenues	$557	$517	$227	$104	$1,405	$(520)	$292	$(104)	$1,073
Costs attributed to revenues	(219)	(333)	(120)	(69)	(741)	292	(157)	69	(537)
General and administrative cost	—	—	—	(67)	(67)	—	—	—	(67)

Adjusted EBITDA	338	184	107	(32)	597	(228)	135	(35)
Other income	5	4	1	12	22	(3)	8	(1)	26
Interest expense	(118)	(71)	(53)	(37)	(279)	103	(69)	21	(224)
Cash taxes	(2)	(3)	—	(3)	(8)	3	(6)	—	(11)

FFO	223	114	55	(60)	332	(125)	68	(15)
Depreciation and amortization	(87)	(81)	(41)	—	(209)	84	(33)	—	(158)
Deferred taxes	20	(6)	28	11	53	(25)	(4)	13	37
Mark-to-market on hedging items	(10)	(1)	(16)	(22)	(49)	17	(12)	—	(44)
Other (expenses) income	(48)	(9)	(12)	(2)	(71)	41	19	(6)	(17)
Share of earnings from associates	—	—	—	—	—	8	—	—	8
Income from discontinued operations, net of tax	—	—	—	—	—	—	—	25	25
Net income attributable to non-controlling interest	—	—	—	—	—	—	(38)	(17)	(55)

Net income (loss) attributable to partnership[1]	$98	$17	$14	$(73)	$56	$—	$—	$—	$56

1.	Includes net income (loss) attributable to non-controlling interests-Redeemable partnership units held by Brookfield, general partner and limited partners.

The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the Partnership either controls or exercises significant influence over the investment respectively. These tables reconcile Brookfield Infrastructure’s proportionate assets to total assets presented on the Partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Brookfield Infrastructure’s Shares
AS AT SEPTEMBER 30, 2013 (US$ MILLIONS)	Utilities	Transport	Energy	Corporate & Other	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials
Total assets	$5,311	$4,874	$1,826	$ (214)	$ 11,797	$ (2,586)	$ 3,721	$ 2,533	$ 15,465

	Brookfield Infrastructure’s Shares
AS AT DEC. 31, 2012 (US$ MILLIONS)	Utilities	Transport	Energy	Corporate & Other	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials
Total assets	$5,525	$4,412	$1,849	$895	$12,681	$(2,072)	$6,530	$2,579	$19,718

Discussion of Segment Reconciling Items

The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO, and Net income attributable to the Partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

	Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012
Utilities
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from Investment in Associates	$(46)	$(37)	$(134)	$(103)
Attribution to non-controlling interest	37	38	125	111

Adjusted EBITDA	(9)	1	(9)	8
Adjustments to items comprising Adjusted FFO[2]
Contributions from Investment in Associates	10	10	30	30
Attribution to non-controlling interest	(16)	(22)	(52)	(57)

FFO	(15)	(11)	(31)	(19)
Adjustments to items comprising Net income attributable to Partnership[3]
Contributions from Investment in Associates	36	27	104	73
Attribution to non-controlling interest	(21)	(16)	(73)	(54)

Net Income Attributable to Partnership	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense, cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Contributions from Investments in Associates increased compared to the third quarter of 2012, primarily as a result of an increased ownership in our Chilean electricity transmission system from our investment in the fourth quarter of 2012.

	Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012
Transport
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from Investment in Associates	$(45)	$(13)	$(112)	$(41)
Attribution to non-controlling interest	15	6	43	20

Adjusted EBITDA	(30)	(7)	(69)	(21)
Adjustments to items comprising Adjusted FFO[2]
Contributions from Investment in Associates	18	9	50	28
Attribution to non-controlling interest	(6)	(3)	(21)	(10)

FFO	(18)	(1)	(40)	(3)
Adjustments to items comprising Net income attributable to Partnership[3]
Contributions from Investment in Associates	27	4	62	13
Attribution to non-controlling interest	(9)	(3)	(22)	(10)

Net Income Attributable to Partnership	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense, cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Contributions from Investments in Associates increased over the prior year comparative period as a result of the acquisition of the Brazilian toll roads in the fourth quarter of 2012 and additional investment in the third quarter of 2013.

Attribution to non-controlling interest increased over the period year as incremental investments in our Chilean toll road in the fourth quarter of 2012 led to a change in the basis of presentation of our Chilean toll roads from equity accounted to consolidation.

	Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012
Energy
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from Investment in Associates	$(24)	$(26)	$(70)	$(84)
Attribution to non-controlling interest	10	4	26	4

Adjusted EBITDA	(14)	(22)	(44)	(80)
Adjustments to items comprising Adjusted FFO[2]
Contributions from Investment in Associates	15	15	45	48
Attribution to non-controlling interest	(3)	—	(8)	—

FFO	(2)	(7)	(7)	(32)
Adjustments to items comprising Net income attributable to Partnership[3]
Contributions from Investment in Associates	9	11	25	36
Attribution to non-controlling interest	(7)	(4)	(18)	(4)

Net Income Attributable to Partnership	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense, cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Contributions from Investments in Associates are associated with our North American energy transmission business. For the third quarter of 2013 contributions from this business declined as the prior year benefited from a deferred tax recovery of $25 million and weak market fundamentals continued to decrease transportation revenues in the current period.

Attribution to non-controlling interest increased in the three months ended September 30, 2013 compared to the three months ended September 30, 2012 due to the acquisition of our interest in our district energy business during the current year.

	Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012
Other
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from Investment in Associates	$—	$—	$—	$—
Attribution to non-controlling interest	—	—	—	—
Discontinued operations	(3)	(10)	(39)	(35)

Adjusted EBITDA	(3)	(10)	(39)	(35)
Adjustments to items comprising Adjusted FFO[2]
Contributions from Investment in Associates	—	—	(2)	(3)
Attribution to non-controlling interest	—	—	—	—
Discontinued operations	19	7	31	20

FFO	16	(3)	(8)	(15)
Adjustments to items comprising Net income attributable to Partnership[3]
Contributions from Investment in Associates	—	—	2	3
Attribution to non-controlling interest	—	—	—	—
Discontinued operations	(16)	3	8	15

Net Income Attributable to Partnership	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense, cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Contributions from our discontinued operations are comprised of the results of our Canadian and U.S. freehold timberland operations, which recognized lower earnings over prior year as result of the sale of U.S timberlands at the end of July.

	Three months ended September 30		Nine months ended September 30

(US$ MILLIONS)	2013	2012	2013	2012
Total
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from Investment in Associates	$(115)	$(76)	$(316)	$(228)
Attribution to non-controlling interest	62	48	194	135
Discontinued operations	(3)	(10)	(39)	(35)

Adjusted EBITDA	(56)	(38)	(161)	(128)
Adjustments to items comprising Adjusted FFO[2]
Contributions from Investment in Associates	43	34	123	103
Attribution to non-controlling interest	(25)	(25)	(81)	(67)
Discontinued operations	19	7	31	20

FFO	(19)	(22)	(88)	(72)
Adjustments to items comprising Net income attributable to Partnership[3]
Contributions from Investment in Associates	72	42	193	125
Attribution to non-controlling interest	(37)	(23)	(113)	(68)
Discontinued operations	(16)	3	8	15

Net Income Attributable to Partnership	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense, cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with IAS 34 requires management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing our partnership’s financial statements require the determination of the fair value of property, plant and equipment; the fair value of investment property; the impairment of goodwill and intangibles with indefinite lives; the fair values in business combinations; and the estimation of useful lives of assets of property, plant and equipment.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior period, and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our partnership’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances.

The following is a discussion of our critical accounting policies:

Common control transactions

IFRS 3R does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard setting bodies. Brookfield Infrastructure’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the Statements of Financial Position, Statements of Operating Results, Statements of Comprehensive Income and Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

Property, plant and equipment

Brookfield Infrastructure uses the revaluation method of accounting for all classes of property, plant and equipment. Certain assets which are under development for future use as property, plant and equipment are also accounted for using the revaluation method. Property, plant and equipment is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity within the revaluation surplus reserve, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income.

Intangible Assets

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Brookfield Infrastructure’s intangible assets are comprised primarily of conservancy rights, service concession arrangements and customer order backlogs.

Concession arrangements were acquired as part of the acquisition of the Australian coal terminal operation and Chilean toll roads and were recognized at their fair value. The intangible asset at the Australian coal terminal operation relates to the right to control and use a specific coal port terminal for a contractual length of time and is amortized over the life of the contractual arrangement (91 years remaining). The intangible asset at the Chilean toll roads relate to the right to control and operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement (20 years remaining).

The conservancy right was acquired as part of the acquisition of the UK Port operation and was recorded at its fair value. As a right in perpetuity issued by the Statutory Harbour Authority in the UK, the conservancy right is classified as having an indefinite life, and is subject to an annual impairment review.

The customer order backlog was acquired as part of the acquisition of the UK regulated distribution operation and was recorded at its fair value. The customer order backlog represents the present value of future earnings derived from the build out of contracted connections as at the acquisition date at the UK regulated distribution operation. The customer order backlog is amortized over its estimated useful life of 50 years.

Derivative Financial Instruments

Brookfield Infrastructure selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in net income. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in Financial Assets and Financial Liabilities, respectively.

Realized and unrealized gains and losses on foreign exchange contracts, designated as hedges of currency risks relating to a net investment in a subsidiary with a functional currency other than the U.S. dollar are included in equity and are included in net income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at estimated fair value with changes in fair value recorded in net income or as a component of equity as applicable.

Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments.

Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains on other derivatives not designated as hedges are recorded in other expenses.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Brookfield Infrastructure applied, for the first time, certain Standards and amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2013. The impact of adopting these standards on the partnership’s accounting policies and disclosures is as follows:

a)	Recently adopted accounting standards and amendments

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation — Special Purpose Entities. IFRS 10 introduces a single control model for consolidation, irrespective of the nature of the investee. An investor exerts power over the investee, has exposure to variable returns and has the ability to use its power to affect the amount of its returns, controls the investee and accordingly, is required to consolidate the investee.

IFRS 10 was applied retrospectively and the application of this new Standard had no impact on Brookfield Infrastructure’s accounting for and presentation of investees for the current or prior periods presented.

IFRS 11 Joint Arrangements (“IFRS 11”) and IAS 28 Investment in Associates and Joint Ventures (“IAS 28”)

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities using proportionate consolidation. Instead, entities that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. Accordingly, IAS 28 has been amended to include the application of the equity method to investments in joint ventures.

IFRS 11 was applied retrospectively and the application of this new Standard had no impact on Brookfield Infrastructure’s accounting for and presentation of investees for the current and prior periods presented.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 integrates the disclosure requirements of interests in other entities to disclose information about significant judgments and assumptions the investor has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. Entities are also required to provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period.

The disclosures set out in IFRS 12 are applicable for interim consolidated financial statements when significant events or transactions occur during the interim period which require such disclosure; these disclosures will be otherwise included in Brookfield Infrastructure’s annual consolidated financial statements for the year ended December 31, 2013.

IFRS 13 Fair Value Measurement (“IFRS 13”)

IFRS 13 establishes a single source of guidance for fair value measurements. The Standard defines fair value and establishes a framework for measuring fair value. The scope of IFRS 13 is broad; it applies to both financial instruments and non-financial items for which other IFRSs require or permit fair value measurements, except in specified circumstances. IFRS 13 was applied retrospectively and has not materially impacted the manner in which Brookfield Infrastructure measures its financial and non-financial assets and liabilities.

In general, the disclosure requirements for the fair value of financial instruments and non-financial items under IFRS 13 are more extensive than those required under previous standards. Certain disclosures required by IFRS 13 are effective for interim consolidated financial statements by virtue of amendments to IAS 34 and have been included in Note 5; remaining disclosure requirements, mainly relating to non-financial items measured at fair value, will be included in Brookfield Infrastructure’s annual consolidated financial statements for the year ended December 31, 2013.

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1 (“IAS 1”)

Brookfield Infrastructure has adopted the amendments to IAS 1 on January 1, 2013 with retrospective application. The amendments to IAS 1 require items to be presented in other comprehensive income (“OCI”) in two separate categories: (a) items that could be reclassified to profit or loss at a future point in time (e.g., impact of translation of foreign operations and net movement on cash flow hedges) and; (b) items that will never be reclassified to profit or loss (e.g., revaluation of property, plant and equipment). Income tax on items of other comprehensive income is required to be allocated on the same basis.

Brookfield Infrastructure has amended the consolidated statement of comprehensive (loss) income for all periods presented in the interim condensed and consolidated financial statements to reflect the presentation changes required under these amendments. Since these changes constitute reclassifications within the statements of comprehensive (loss) income, there is no net impact on comprehensive (loss) income.

IFRS 7 Financial Instruments: Disclosures – (“IFRS 7”)

The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position or subject to master netting arrangements or similar arrangements. These new disclosure requirements will be included in Brookfield Infrastructure’s annual consolidated financial statements for the year ended December 31, 2013.

b)	Standard issued not yet adopted

IFRS 9 Financial Instruments – (“IFRS 9”)

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The IASB tentatively decided to defer the mandatory effective date of IFRS 9, leaving the mandatory effective date open pending the finalization of the impairment, classification and measurement requirements. Brookfield Infrastructure has not yet determined the impact of IFRS 9 on its consolidated financial statements.

CONTROLS AND PROCEDURES

As of September 30, 2013, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, or the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Manager. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of September 30, 2013, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

It should be noted that while our management, including persons performing the functions of principal executive and principal financial officers for us, believe our disclosure controls and procedures provide a reasonable level of assurance that such controls and procedures are effective, they do not expect that our disclosure controls and procedures or internal controls will prevent all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

No changes were made in our internal control over financial reporting during the three months ended September 30 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, “positioned to”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our railroad business on the performance and growth of that business, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, recovery of the U.S. housing market, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, Brookfield Infrastructure’s plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, financing plan for operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the Partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business which may impact market demand, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, the completion of various large capital projects by mining customers of our railroad business which themselves rely on access to capital and continued favourable commodity prices, our ability to complete large capital expansion projects on time and within budget, ability to negotiate favourable take-or-pay contractual terms, traffic volumes on our toll roads, acts of God, weather events, or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States, including Brookfield Infrastructure’s most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS ACCOUNTING MEASURES

Although our financial results are determined in accordance with International Financial Reporting Standards (IFRS), the basis of presentation throughout much of this report differs from IFRS in that it is organized by business segment and utilizes funds from operations (FFO) and adjusted funds from operations (AFFO) as important measures. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation to the most directly comparable IFRS measure in this Management’s Discussion and Analysis. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

BUSINESS ENVIRONMENT AND RISKS

Brookfield Infrastructure’s financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific platforms and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Brookfield Infrastructure’s most recent Annual Report on Form 20-F which is available on our website at www.brookfieldinfrastructure.com and at www.sec.gov/edgar.shtml and www.sedar.com.